Exhibit 2.1

EXECUTION VERSION

EQUITY INTEREST TRANSFER AGREEMENT

Among

CHINA NATIONAL AGROCHEMICAL CORPORATION

CNAC INTERNATIONAL COMPANY LIMITED

ADAMA AGRICULTURAL SOLUTIONS LTD.

and

ADAMA CELSIUS BV

Dated as of October 1, 2014

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2

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SCHEDULES AND EXHIBITS

Schedule 1.01(a)(i)	Certain Sanonda Assets

Schedule 1.01(a)(ii)	Excluded Assets and Liabilities

Schedule 1.01(b)	Disposed Entities

Schedule 1.01(c)	Seller’s Knowledge

Schedule 1.01(d)	Subsidiaries

Schedule 1.01(e)	Material Products

Schedule 2.02	Purchase Price for Each Transferred Subsidiary

Schedule 5.01(d)	Contact Persons of Purchaser

Schedule 5.12(f)	Letters of Approval

Schedule 5.14(a)(i)	Outline of Relocation Plan

Schedule 5.14(a)(ii)	Relocated Assets

Schedule 5.17	Affiliated Loans

Schedule 6.01(b)	Required Governmental Approvals

Schedule 6.01(d)	Required Third Party Consents

Exhibit I	Disclosure Schedule

Exhibit II	Form of PRC Legal Opinion

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EQUITY INTEREST TRANSFER AGREEMENT (this “Agreement”), dated as of October 1, 2014, is entered into by and among CHINA NATIONAL AGROCHEMICAL CORPORATION, a company incorporated in the PRC (the “Seller Parent”), CNAC INTERNATIONAL COMPANY LIMITED, a company incorporated in Hong Kong (the “Seller”), ADAMA AGRICULTURAL SOLUTIONS LTD. (formerly known as “Makhteshim Agan Industries Ltd.”), an Israeli company (the “Purchaser Parent”), and ADAMA CELSIUS BV, a Dutch company (the “Purchaser”, and together with the Seller Parent, the Seller and the Purchaser Parent, collectively the “Parties” and individually a “Party”).

WHEREAS, the Seller Parent indirectly owns 60% of the issued and outstanding shares of the Purchaser Parent, with the remaining 40% owned by Koor Industries Ltd. (“Koor”);

WHEREAS, pursuant to the shareholders’ agreement of the Purchaser Parent, dated as of January 8, 2011, among the Seller Parent, Koor and M.A.G.M. Chemistry Holdings Ltd. (as amended and supplemented from time to time) (the “Shareholders’ Agreement”), the parties to the Shareholders’ Agreement have agreed that the Seller Parent may, subject to required governmental approvals and the prior written approval of Koor, sell to the Purchaser Parent certain agrochemical assets to be approved by the management of the Purchaser Parent;

WHEREAS, CNAC and the Purchaser Parent have jointly identified all of the equity interests in each of Jingzhou Sanonda Holding Co., Ltd., Jiangsu Anpon Electrochemical Co., Ltd., Jiangsu Maidao Agrochemical Co., Ltd. and Jiangsu Huaihe Chemical Co., Ltd. (each a “Transferred Subsidiary”), each a limited liability company incorporated in the PRC, together with their properties, assets and subsidiaries, but excluding the Excluded Assets and Liabilities (as defined below) currently held by the Transferred Subsidiaries, as the agrochemical assets to be sold to the Purchaser Parent as contemplated by the Shareholders’ Agreement;

WHEREAS, as of the date hereof, the Seller is the sole and direct shareholder of each Transferred Subsidiary; and

WHEREAS, the Purchaser wishes to purchase from the Seller, and the Seller wishes to sell to the Purchaser as contemplated by the Shareholders’ Agreement described above, all of the equity interests in each of the Transferred Subsidiaries (collectively the “Transferred Interests”) upon the terms and subject to the conditions set forth herein, with the economic effect of such sale and purchase to be effective retroactively as at December 31, 2013 once the Closing has occurred;

NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Seller and the Purchaser hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Certain Defined Terms. For purposes of this Agreement:

“Accounting Principles” means the financial and accounting Laws, standards and systems promulgated by the Governmental Authorities of the PRC.

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified Person. For purposes of this Agreement, the Affiliates of the Seller shall not include the Purchaser Parent and Persons directly or indirectly Controlled by the Purchaser Parent and the Affiliates of the Purchaser shall only include Purchaser Parent and Persons directly or indirectly Controlled by the Purchaser Parent.

“Ammonia Facility” means the old synthetic ammonia facility currently owned by Huaihe and the associated properties and assets with a book value of RMB 12,134,207.34 as of the Balance Sheet Date.

“Anpon” means Jiangsu Anpon Electrochemical Co., Ltd.

“Balance Sheet Date” means December 31, 2013.

“Benefit Plan” means, with respect to any Person, any plan, contract or other arrangement providing any benefit to any present or former officer, director or employee, or dependent or beneficiary thereof of such Person, including but not limited to statutory social insurance benefits/plans.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the PRC, Hong Kong, the Netherlands or Israel.

“Certain Sanonda Assets” means the certain Subsidiaries and assets, including all the liabilities arising therefrom or in connection thereto, detailed in Schedule 1.01(a)(i), which are currently held by Sanonda Ltd.

“Clean-Up Costs” means all costs reasonably incurred by any of the Group Companies in connection with: (a) assessment, containment, clean-up and/or remediation of Hazardous Materials which derive from businesses and activities conducted by the relevant Group Company at or prior to the commencement of such assessment, containment, clean-up and/or remediation, including where the handling, treatment or storage of such Hazardous Materials resulted in soil or water contamination on the Real Property on which the relevant asset is currently situated and/or any surrounding areas, and which are required in order to comply with applicable Environmental Laws in all material respects; (b) any actions that need to be taken as a result of the presence, handling, storage or release of any Hazardous Materials which derive from businesses and activities conducted by the relevant Group Company at or prior to the commencement of such actions, to prevent, minimize, clean up or remediate such presence, handling, storage or release so that soil and/or water contamination is prevented, stopped and does not migrate or cause or threaten to cause danger to health, safety, welfare or the environment; or (c) as a result of any violation of, or non-compliance with, any Environmental Laws applicable to the businesses and activities conducted any Group Company at or prior to the Closing Date, in each case, specifically required by any Governmental Order, including but not limited to final court judgment in respect of any third party claims, issued under applicable Environmental Laws or other Laws.

“Closing Date” means the date on which the Closing occurs.

“Control” (including the terms “Controlled by” and “under common Control with”) means the power to appoint a majority of the members of the board of directors or other governing body of a Person, whether through the ownership of voting securities or partnership or through ownership interests, by contract or otherwise or, if no such governing body exists, the direct or indirect ownership of a majority of the equity interests of a Person. For the avoidance of doubt, Sanonda Ltd. and its Subsidiaries shall be deemed Controlled by Sanonda Holding.

“Conveyance Taxes” means all sales, use, value added, transfer, stamp, stock transfer, real property transfer or gains and similar Taxes.

“Disclosure Schedule” means the Disclosure Schedule attached hereto as Exhibit I, dated as of the date hereof, delivered by the Seller to the Purchaser in connection with this Agreement.

“Disposed Entities” means the entities listed in Schedule 1.01(b).

“Encumbrance” (including the term “Encumber”) means any security interest, pledge, hypothecation, mortgage, charge, title retention, restriction on use, lien, encumbrance, option, right of first refusal, right of first offer, or any other third party right.

“Environmental Law” means any Law relating to pollution or protection of the environment, Hazardous Materials, safety production, fire safety, or human health and safety.

“Environmental Permits” means any Governmental Permit required under or issued pursuant to any applicable Environmental Law.

“Excluded Assets and Liabilities” means that certain Subsidiaries, assets (including all the liabilities arising therefrom or in connection thereto), and liabilities, detailed in Schedule 1.01(a)(ii) (which schedule shall also contain a list of those Excluded Assets and Liabilities, which the Seller estimates to dispose of, transfer or liquidate prior to Closing), which are currently held by the Group Companies.

“Governmental Authority” means any federal, national, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission, or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Governmental Permit” means any permit, license, certificate, approval, consent, authorization issued or granted by, or registration or filing with, any Governmental Authority.

“Group Companies” means the Transferred Subsidiaries and the Subsidiaries.

“Hazardous Material” means (a) any petroleum, petroleum products, by- products or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (b) any chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant, contaminant or waste under any Environmental Law.

“Hong Kong” means the Hong Kong Special Administrative Region.

“Huaihe” means Jiangsu Huaihe Chemical Co., Ltd.

“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnifying Party” means the Seller pursuant to Section 7.02 and the Purchaser pursuant to Section 7.03, as the case may be.

“Indemnity Cap” means, with respect to an indemnification claim made under Section 7.02 (other than items (ii) to (v) thereof) or Section 7.03(i) or the relevant Relocating Company commences relocation of certain Relocated Assets pursuant to Section 5.14, in either case, prior to the fifth anniversary of the Closing Date, US$ 200 million, or with respect to an indemnification claim is made under Section 7.02 (other than items (ii) to (v) thereof) or Section 7.03(i) or the relevant Relocating Company commences relocation of certain Relocated Assets pursuant to Section 5.14, in either case, after the fifth anniversary of the Closing Date, US$ 100 million.

“Intellectual Property” means all intellectual property rights, whether or not patentable, including without limitation, (a) brands, computer programs, computer software, data, databases, designs (whether registered or unregistered), derivative works, discoveries, innovations, inventions, improvements, industrial designs, logos, (b) patents and patent applications, patent rights, including but not limited to any and all continuations, divisions, reissues, re-examinations or extensions, plans, processes, (c) trademarks, service marks, trade names, trade dress, trade styles and domain names, together with the goodwill associated exclusively therewith, (d) copyrights, including copyrights in computer software, (e) confidential and proprietary information, including trade secrets and know-how, and (f) registrations and applications for registration of the foregoing. For the avoidance of doubt, Intellectual Property shall not include registrations for agrochemical products.

“Law” means any statute, law, ordinance, regulation, rule, measure, code, treaty, order, judgment, notice or requirement of any legislative authority, judicial authority, Governmental Authority or self-regulatory body (including stock exchanges) or any other body or agency lawfully exercising or entitled to exercise any governmental, regulatory, administrative, licensing, taxing or other governmental authority.

“Leakage” means:

(a) any amount expensed, paid or otherwise agreed or suffered to be paid or expensed by any Group Company as a result of any of the Group Companies having taken any of the following actions between 31 December 2013 and the Closing Date, other than such actions taken at the written instruction of the Purchaser (it being understood that the Purchaser’s approval of any action specified in Section 5.01(b) shall not be deemed to constitute such written instruction):

(i) declare, make or pay any dividends or any other distributions to the Seller or the Seller Parent, other than such dividends or other distributions by any of the Transferred Subsidiaries in a total amount equal to the net proceeds from the disposal of any Disposed Excluded Assets and Liabilities by such Transferred Subsidiary, if any;

(ii) grant or announce any increase in the salaries, bonuses or other benefits payable by any Group Company to any of the employees of such Group Company, other than as required by Law, pursuant to any plans, programs or agreements existing as at 31 December 2013 or in the ordinary course of business and consistent with past practices;

(b) any amount expensed, paid or otherwise agreed or suffered to be paid or expensed by any Group Company as a result of or in connection with any related party transaction with the Seller or any Affiliate of the Seller (other than (A) transactions with other Group Companies entered into in the ordinary course of business consistent with past practice and on an arm’s length basis and (B) transfer of the Disposed Excluded Assets and Liabilities, if any), including but not limited to the following:

(i) any management, service or other charges, or fees, costs, bonuses or other sums, paid or incurred by any Group Company (including directors’ fees or monitoring fees or other appropriations of profit), except fees charged for the guarantees provided in favor of any Group Company as described in Section 5.16;

(ii) any waiver, deferral or release by any Group Company of any amount or obligation owed or due to such Group Company;

(iii) any payment or incurrence of interest or principal in respect of any indebtedness owed by any Group Company except in accordance with the amortization schedule of such indebtedness or repayment of intergroup loans described in Section 5.17;

(iv) any payment made under a guarantee, indemnity or security provided by any Group Company in respect of the obligations or liabilities of the Seller or any of its Affiliates which has been realized; or

(v) any assumption or discharge of any liability (including in relation to any recharging of costs of any kind) by any Group Company, including by payment to a third party on behalf of the Seller or any Affiliate of the Seller;

or

(c) any third party costs incurred by any Group Company for the preparation for and performance of the transactions contemplated by this Agreement.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, due or not due, matured or not matured or determined or determinable, including those arising under any Law, Action, claim, demand or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

“Maidao” means Jiangsu Maidao Agrochemical Co., Ltd.

“Material Adverse Effect” means any circumstance, change in or effect that is materially adverse to the results of operations or the financial condition of the Group Companies taken as a whole; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur: (a) events, circumstances, changes or effects that generally affect the industries in which the Group Companies operate their businesses (including legal and regulatory changes) and that do not affect the Group Companies in a manner disproportionate to other companies operating in such industries, (b) general economic or political conditions or events, circumstances, changes or effects affecting the securities markets generally, (c) changes arising from the consummation of the transactions contemplated by, or the announcement of the execution of, this Agreement, despite prudent efforts taken by the Seller and the Group Companies to avoid such changes, (d) any reduction in the price of services or products offered by any Group Company in response to the reduction in price of comparable services or products offered by a competitor, and (e) any circumstance, change or effect that results from any action permitted to be taken under this Agreement or taken at the request of the Purchaser.

“Material Products” means, with respect to each of the Transferred Subsidiaries, the products referred to next to its name, in Schedule 1.01(e) of this Agreement,

“Permitted Encumbrances” means (a) statutory liens for current Taxes not yet due or the validity or amount of which is being contested in good faith by appropriate proceedings, (b) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (c) all covenants, conditions, restrictions, easements, charges and rights-of-way, and (d) any Encumbrances disclosed in the Disclosure Schedule.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.

“PRC” means the People’s Republic of China (for purposes of this Agreement only, excluding Taiwan, Hong Kong and The Macau Special Administrative Region).

“Required Governmental Approvals” means all of those Governmental Approvals listed in Schedule 6.01(b).

“Restructuring” means the restructuring and transfer of all of the Transferred Interests to the Seller which is in progress as of the date hereof.

“RMB” means the lawful currency of the PRC.

“Sanonda Holding” means Jingzhou Sanonda Holding Co., Ltd. (formerly known as “Sanonda Group Corporation”), the Controlling shareholder of Sanonda Ltd.

“Sanonda Holding Loan” means the loan granted by the Seller Parent to Sanonda Holding pursuant to the Sanonda Holding Loan Agreement, the outstanding principal amount of which as of the date hereof is RMB 94.53 million and the accrued and unpaid interest thereon as at June 30, 2014 is RMB 59,470,144.55.

“Sanonda Holding Loan Agreement” means the loan agreement (No. CNAC [2013] Jie Zi SLD) dated as of December 31, 2013 between the Seller Parent and Sanonda Holding, a true and correct copy of which has been provided to the Seller.

“Sanonda Ltd.” means Hubei Sanonda Co., Ltd., a corporation listed on the Shenzhen Stock Exchange of the PRC.

“Seller’s Knowledge”, “Knowledge of the Seller” or similar terms used in this Agreement mean the actual (but not constructive or imputed) knowledge after due inquiry of each of the management and directors of the Seller, the Seller Parent and the Transferred Subsidiaries, a list of whom are set forth in Schedule 1.01(c) as of the date of this Agreement (or, with respect to a certificate delivered pursuant to this Agreement, as of the date of delivery of such certificate).

“Seller Parent Guarantee” means the guarantee provided by the Seller Parent and China National Chemical Corporation in favor of any lender of any Group Company from time to time. A list of Seller Parent Guarantees existing as of the date hereof is set forth in Section 5.17 of the Disclosure Schedule.

“Subsidiary” means any Persons directly or indirectly Controlled by any of the Transferred Subsidiaries, but excluding the Excluded Assets and Liabilities. The list of Subsidiaries, as of the date hereof, is attached hereto as Schedule 1.01(d).

“Tax” or “Taxes” means any and all taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including any present and future income, gross receipts, value added, sales, use, license, excise, franchise, withholding, ad valorem, transfer-tax, custom, duty, governmental fee, assessment or charge, and other taxes, levies, imposts, deductions, charges and withholdings in the nature of taxes whatsoever, capital gains, payroll, employment, social security, severance, stamp or property tax.

“Tax Returns” means any and all returns, reports and forms (including elections, declarations, amendments, schedules, information returns or attachments thereto) required to be filed with a Governmental Authority with respect to Taxes.

“US$” or “$” means the lawful currency of the United States of America.

Section 1.02 Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Location

“2005 Agreement”	Section 6.02(f)
“Affiliated Loans”	Section 5.17
“Agreement”	Preamble
“Centre”	Section 9.09(b)
“Closing”	Section 2.03
“Company”	Recitals
“Design Institute”	Section 5.18
“Disposed Excluded Assets and Liabilities”	Section 5.12(a)
“ERM Reports”	Section 5.06(e)
“Final Disposal Date”	Section 5.12(b)
“Financial Statements”	Section 3.07(a)
“Governmental Approval”	Section 3.06(a)
“IP Licenses”	Section 3.14(b)
“Interim Financial Statements”	Section 3.07(a)
“Koor”	Recitals
“Loss”	Section 7.02
“Maidao Land Agreement”	Section 5.06(c)
“Material Contracts”	Section 3.18(a)
“New Business License”	Section 2.04(b)
“Notice of Arbitration”	Section 9.09(b)
“Objection Statement”	Section 9.09(c)
“Owned Buildings”	Section 3.15(b)
“Owned Land”	Section 3.15(a)
“Purchaser”	Preamble
“Purchaser Notice Period”	Section 5.01(d)
“Purchaser Parent”	Recitals
“Purchaser Parent Offering”	Section 5.09
“Purchase Price”	Section 2.02
“Purchaser Indemnified Party”	Section 7.02
“Printing Business”	Section 5.19
“Real Property”	Section 3.15(b)
“Restricted Business”	Section 5.13(a)
“Restructuring Approvals”	Section 3.06(b)
“Remaining Excluded Assets and Liabilities	Section 5.12(b)
“Retained Excluded Assets and Liabilities	Section 5.12(b)
“Seller”	Preamble

Definition	Location

“Seller Indemnified Party”	Section 7.03
“Shareholders’ Agreement”	Recitals
“Special Award”	Section 3.23
“Third Party Claims”	Section 7.05(b)
“Transferred Interests”	Recitals
“Transferred Subsidiary”	Recitals
“Two-Year Guarantee”	Section 5.16(b)

Section 1.03 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g) references to a Person are also to its successors and permitted assigns; and

(h) the use of “or” is not intended to be exclusive unless expressly indicated otherwise.

ARTICLE II

PURCHASE AND SALE

Section 2.01 Purchase and Sale of the Transferred Interests. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell to the Purchaser, and the Purchaser shall purchase from the Seller, the Transferred Interests and all of the Seller’s right, title and interest in and to the Transferred Interests, free and clear of any Encumbrances.

Section 2.02 Purchase Price. The total purchase price for the Transferred Interests (the “Purchase Price”) shall be RMB 1,987,498,000, consisting of the purchase price for each Transferred Subsidiary as detailed in Schedule 2.02 hereto.

Section 2.03 Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Transferred Interests contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Simpson Thacher & Bartlett LLP, 3919 China Tower, 1 Jianguomenwai Street, Chaoyang District, Beijing 100004, the PRC, at 10:00 a.m. Beijing time on the later to occur of (i) the fourth Business Day following the issuance of the New Business License of each Transferred Subsidiary, (ii) the fifteenth Business Day following the earlier of (A) the consummation of the Purchaser Parent Offering or (B) if applicable, receipt by the Seller of a notice from the Purchaser that the condition set forth in Section 6.02(h) (Purchaser Funding) has been satisfied or (iii) January 1, 2015, or at such other place or at such other time or on such other date as the Seller and the Purchaser may mutually agree upon in writing.

Section 2.04 Closing Deliveries by the Seller. At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser:

(a) with respect to each Transferred Subsidiary, a true and complete copy of an official approval letter and the Certificate of Approval issued by the competent commerce authority approving the transfer of 100% of the registered capital in such Transferred Subsidiary to the Purchaser;

(b) with respect to each Transferred Subsidiary, a copy of the updated business license of such Transferred Subsidiary issued by the competent administration of industry and commerce upon its registration of the equity transfer contemplated by this Agreement (each, a “New Business License”), following the issuance of the Certificate of Approval referred to in Section 2.04(a) as a result of the equity transfers contemplated by this Agreement;

(c) a certificate signed by a duly authorized officer of the Seller certifying as to the matters set forth in Section 6.02(a);

(d) a certificate signed by a director of the Seller certifying that other than the Affiliated Loans agreed to be retained after Closing pursuant to Section 5.17, the Affiliated Loans have been fully repaid; and

(e) a legal opinion of the PRC counsel to the Seller in the form of Exhibit III attached hereto;

(f) such other documents as required to be delivered to the Purchaser pursuant to Section 6.02.

Section 2.05 Closing Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver to the Seller:

(a) an amount equal to the US$ equivalent of the Purchase Price (calculated based on the medium RMB:US$ exchange rate published by the People’s Bank of China on the Closing Date) by wire transfer in immediately available funds in US$ to a bank account designated by the Seller in a written notice to the Purchaser at least five (5) Business Days before the Closing;

(b) a certificate of a duly authorized officer of the Purchaser certifying as to the matters set forth in Section 6.01(a); and

(c) such other documents as required to be delivered to the Seller pursuant to Section 6.01.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller Parent and the Seller hereby jointly and severally represent and warrant to the Purchaser Parent and the Purchaser, as of the date hereof or, if a representation or warranty is made as of a specified date, as of such date, that:

Section 3.01 Organization, Authority and Qualification of the Seller. The Seller is a corporation duly organized, incorporated and registered, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary corporate power and authority to enter into this Agreement \, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not adversely affect the ability of the Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and. The execution and delivery of this Agreement, the performance by the Seller of its obligations hereunder and the consummation by the Seller of the transactions contemplated hereby have been duly authorized by all requisite corporate actions on the part of the Seller. This Agreement has been duly executed and delivered by the Seller, and (assuming due authorization, execution and delivery by the other Parties) this Agreement constitutes legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with its terms.

Section 3.02 Organization, Authority and Qualification of the Seller Parent. The Seller Parent is a corporation duly organized, incorporated and registered, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by the Seller Parent and the performance by the Seller Parent of its obligations hereunder have been duly authorized by all requisite corporate actions on the part of the Seller Parent. This Agreement has been duly executed and delivered by the Seller Parent, and (assuming due authorization, execution and delivery by the other Parties) this Agreement constitutes legal, valid and binding obligations of the Seller Parent, enforceable against the Seller Parent in accordance with its terms.

Section 3.03 Organization, Authority and Qualification of Group Companies.

(a) Each Transferred Subsidiary is a limited liability company duly organized, incorporated and registered, validly existing and in good standing under the laws of the PRC and has all necessary power and authority to own, operate or lease the properties and assets then owned, operated or leased by it and to carry on its business as it is now being conducted or proposed to be conducted. Each Transferred Subsidiary is duly licensed or qualified to carry on its business as it is now being conducted or proposed to be conducted and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary or desirable. All corporate actions taken by each Transferred Subsidiary have been duly authorized in accordance with applicable Laws and its organizational document, and no Transferred Subsidiary has taken any corporate action that in any respect conflicts with, constitutes a default under or results in a violation of any provision of its articles of association or any applicable Law. True and correct copies of the business license and the articles of association of each Transferred Subsidiary as in effect on the date hereof have been delivered to the Purchaser.

(b) Each Subsidiary is duly organized, incorporated and registered, validly existing and in good standing under the laws of the PRC and except as disclosed in Section 3.03(b) of the Disclosure Schedule, has all necessary power and authority to own, operate or lease the properties and assets then owned, operated or leased by it and to carry on its business as it is now being conducted or proposed to be conducted. Each Subsidiary is duly licensed or qualified to carry on its business as it is now being conducted or proposed to be conducted and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary or desirable. All corporate actions taken by each Subsidiary have been duly authorized in accordance with the Laws and its organizational document, and no Subsidiary has taken any corporate action that in any respect conflicts with, constitutes a default under or results in a violation of any provision of its articles of association or any applicable Law. True and correct copies of the business license and the articles of association of each Subsidiary as in effect as of the date hereof have been delivered to the Purchaser.

Section 3.04 Capitalization; Ownership of Transferred Interests.

(a) Except as set forth in Section 3.04(a) of the Disclosure Schedule, as of the date hereof, all registered capital of each Transferred Subsidiary is legally and beneficially owned, free and clear of all Encumbrances, by the Seller Parent and will be owned free and clear of all Encumbrances by the Seller upon completion of the Restructuring. Upon completion of the Restructuring, the Seller will have the right to transfer all Transferred Interests to the Purchaser on the terms and subject to the conditions of this Agreement. All of the Transferred Interests have been duly authorized and fully and validly contributed and there are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the Transferred Interests or obligating either the Seller Parent, the Seller or any Transferred Subsidiary to increase, decrease, sell, transfer or Encumber any interest in such Transferred Subsidiary’s registered capital. There are no voting trusts, shareholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Transferred Interests.

(b) Section 3.04(b) of the Disclosure Schedule sets forth an accurate and complete list of all Subsidiaries and the registered capital and shareholder(s) of each such Subsidiary. Except as disclosed in Section 3.04(b) of the Disclosure Schedule, which sets forth the name of each minority shareholder in each Subsidiary, the equity interest held by it in each Subsidiary and any rights of such minority shareholder under any shareholders or voting agreements entered into with such minority shareholder, all registered capital of each Subsidiary is legally and beneficially wholly owned, free and clear of all Encumbrances, whether directly or indirectly, by a Transferred Subsidiary. All of the registered capital of each Subsidiary has been duly authorized and fully and validly contributed, and except as disclosed in Section 3.04(b) of the Disclosure Schedule, there are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the registered capital of such Subsidiary or obligating the Seller, any Transferred Subsidiary, such Subsidiary or any other Subsidiary to increase, decrease, sell, transfer or Encumber the registered capital of such Subsidiary. There are no voting trusts, shareholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any registered capital of any Subsidiary.

(c) Other than the Subsidiaries and the Persons listed in Section 3.04(c) of the Disclosure Schedule, there are no other Persons in which any of the Transferred Subsidiaries owns, of record or beneficially, any direct or indirect share capital or equity interest. None of the Transferred Subsidiaries is a member of any partnership or a participant in any joint venture or similar arrangement.

Section 3.05 No Conflict. Assuming the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 3.06, except as may result from any facts or circumstances relating solely to the Purchaser, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Seller and/or the Seller Parent (as applicable) do not (a) violate, conflict with or result in the breach of the business license and the memorandum and articles of association (or similar organizational documents) of the Seller, the Seller Parent or any Group Company or any resolution of the authorized organs of the Seller, the Seller Parent or any Group Company, (b) conflict with or violate any Law or Governmental Order applicable to the Seller, the Seller Parent or any Group Company or (c) except as set forth in Section 3.05 of the Disclosure Schedule, conflict with, result in any breach of, result in any material increase of cost or loss of material benefit to any Group Company, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Seller, the Seller Parent or any Group Company is a party, or result in the creation of any Encumbrance upon any of the properties, rights or assets of any Group Company; (d) conflict with any Governmental Permit that is held by any Group Company or that otherwise relates to the business of, or any of the assets owned or used by any Group Company.

Section 3.06 Governmental Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Seller and the Seller Parent (as applicable) do not require any consent, approval, authorization or other order of, action by, registration or filing with or notification to, or waiver or exemption by any Governmental Authority, stock exchange or other body or agency lawfully exercising any governmental, regulatory, administrative, licensing, taxing or other governmental authority (each a “Governmental Approval”), except (a) the Required Governmental Approvals, or (b) as may be necessary as a result of any facts or circumstances relating solely to the Purchaser or any of its Affiliates.

(b) Except as described in Section 3.06(b) of the Disclosure Schedule, all necessary Governmental Approvals required by applicable Laws have been obtained for the Restructuring (the “Restructuring Approvals”) and true and correct copies of such Governmental Approvals have been provided to the Purchaser. All actions that have been taken by the Seller Parent and the Seller prior to the date hereof in connection with the Restructuring have been carried out in compliance with all applicable Laws of the PRC. Nothing in this Agreement will breach any transaction document executed in connection with the Restructuring and nothing in any such transaction document prohibits or restricts the execution of this Agreement or the consummation of the transactions contemplated herein.

(c) The Restructuring Approvals and the Required Governmental Approvals constitute all the Governmental Approvals required to be obtained for the sale and purchase of the Transferred Interests under this Agreement, respectively, to be completed in compliance with applicable Laws of the PRC, including without limitation Laws relating to disposition of state-owned assets, securities Laws and anti-monopoly Laws. Upon Closing, provided that all Required Governmental Approvals have been obtained and the Closing has occurred in accordance with the terms and conditions contained herein, the sale and purchase of the Transferred Interests will have been consummated in compliance with applicable Laws of the PRC and the Purchaser will be the sole legal and registered owner, free of Encumbrances, of 100% of the registered capital of each Transferred Subsidiary.

Section 3.07 Financial Information.

(a) True and complete copies of (i) the audited consolidated balance sheets of each of the Transferred Subsidiaries as of December 31, 2011, December 31, 2012 and December 31, 2013, respectively, and the related audited consolidated statements of income and statements of cash flow for the fiscal years then-ended (collectively, the “Financial Statements”) and (ii) the unaudited consolidated balance sheet of each of the Transferred Subsidiaries as of June 30, 2014, and the related unaudited consolidated statements of income and statements of cash flow for the period then ended have been delivered by the Seller to the Purchaser (the “Interim Financial Statements”).

(b) The Financial Statements and the Interim Financial Statements of each Transferred Subsidiary (x) were prepared in accordance with the books of account and other financial records of such Transferred Subsidiary (except as may be indicated in the notes thereto); (y) present fairly in all material respects the consolidated financial condition and results of operations of such Transferred Subsidiary as of the dates thereof or for the periods covered thereby and (z) were prepared in accordance with the Accounting Principles applied on a basis consistent with the past practices of such Transferred Subsidiary, clauses (y) and (z) above being subject, in the case of the Interim Financial Statements, to normal recurring year-end adjustments and the absence of notes, the effect of which are not, individually or in the aggregate, material.

(c) No non-operating event has occurred during the period covered by the Financial Statements has resulted in the profits of the Group Companies in respect of the fiscal year of 2013 being abnormally high or low. The Financial Statements as of December 31, 2013 and for the fiscal year of 2013 have not been affected by any materially unusual or non-recurring non-operating items.

(d) Each Transferred Subsidiary has established and maintained effective internal control with regard to financial reporting as required pursuant to the applicable Laws of the PRC and the Accounting Principles.

(e) The assets reflected in the audited consolidated balance sheet of each of the Transferred Subsidiaries as of December 31, 2013, other than the Excluded Assets and Liabilities, collectively comprise all of the material assets, rights and properties used by such Transferred Subsidiary and its Subsidiaries in, and necessary for, the operation of their businesses as currently conducted and as conducted in the year ending December 31, 2013. The assets held by the Transferred Subsidiaries as of December 31, 2013 are sufficient to generate the financial results reflected in the Financial Statements for the fiscal year of 2013.

(f) As of the date hereof, no material assets of any Group Company are subject to Encumbrances, except as disclosed in Section 3.07(f) of the Disclosure Schedule.

Section 3.08 Absence of Undisclosed Liabilities. There are no Liabilities of any Group Company of a nature required to be reflected on a balance sheet prepared in accordance with the Accounting Principles, other than Liabilities (a) reflected or reserved against on the Financial Statements, the Interim Financial Statements or the notes thereto, (b) set forth in Section 3.08 of the Disclosure Schedule, (c) incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice, or (d) in an amount less than RMB 500,000 individually or RMB 5,000,000 in the aggregate.

Section 3.09 Conduct in the Ordinary Course, Absence of Certain Changes. Since the Balance Sheet Date, (i) each of the Group Companies has conducted its business in the ordinary course consistent with past practice; (ii) except as required by the Accounting Principles, there has not occurred any change in accounting methods or practices of any of the Group Companies; (iii) none of the Group Companies has taken any action that, if taken after the date hereof, would constitute a violation of Section 5.01(b), except as set forth in Section 3.09 of the Disclosure Schedule; and (v) there has been no Material Adverse Effect.

Section 3.10 Accounting and Other Records. The books of account and other financial records of each Group Company, to the extent required to be kept by applicable Laws of the PRC and the Accounting Principles, have been maintained in accordance with such Laws and the Accounting Principles on a proper and consistent basis in all material respects and comprise in all material respects complete and accurate records of all information required by such Laws and the Accounting Principles to be recorded. All such books of account and other financial records are in the possession or under the control of the relevant Group Company together with all title documents and executed copies of all currently effective agreements to which such Group Company is a party. Such agreements are all of the agreements which are necessary and material for the proper conduct of such Group Company’s business.

Section 3.11 Litigation. Except as set forth in Section 3.11 of the Disclosure Schedule, as of the date hereof, neither the Seller, the Seller Parent nor any of the Group Companies has received written notice of any investigation, review or inquiry which is in progress, pending (and to the Knowledge of the Seller, threatened) by any Governmental Authority with respect to any Group Company. There is no material Action in progress, pending, or to the Knowledge of the Seller, threatened against or concerning any Group Company or any of their respective properties, except as set forth in Section 3.11 of the Disclosure Schedule. None of the Group Companies is subject to any outstanding material Governmental Order other than as set forth in Section 3.11 of the Disclosure Schedule.

Section 3.12 Compliance with Laws; Permits.

(a) Except as set forth in Section 3.12(a) of the Disclosure Schedule, each of the Group Companies conducts and has conducted during the past three years its business in all material respects in accordance with all Laws and Governmental Orders applicable to such Group Company. None of the Group Companies is in or has received any written notice alleging any material non-compliance or violation of any such Law or Governmental Order or indicating that there is any material investigation, audit or review by a Governmental Authority with respect to a Group Company under any applicable Law or Governmental Permit, which has not been resolved or performed or is otherwise outstanding or ongoing. Each Group Company is in compliance with all applicable Laws relating to the administration and management of state-owned assets in all material respects and to the Knowledge of the Seller, Sanonda Ltd. is in compliance with all securities Laws of the PRC applicable to a public company listed on the Shenzhen Stock Exchange of the PRC in all material respects.

(b) Each Group Company is in possession of all material Governmental Permits required by applicable Laws for such Group Company to own, lease and operate their properties and assets or to carry on its businesses as they are now being conducted, except as set forth in Section 3.12(b) of the Disclosure Schedule. Such Governmental Permits are valid and in full force and effect, except as set forth in Section 3.12(b) of the Disclosure Schedule. Each

Group Company is in compliance with such Governmental Permits in all material respects. None of the Group Companies has received any written notice that any of such Governmental Permits will not be renewed or will be revoked, withdrawn or adversely modified in whole or in part (whether as a result of the transactions contemplated under this Agreement or otherwise), and to the Seller’s Knowledge, there is no fact or circumstance which could give rise to any such revocation, withdrawal or modification.

(c) Except as disclosed in Section 3.12(c) of the Disclosure Schedules, applicable PRC Laws in their current form will not restrict or prohibit any of the Transferred Subsidiaries or their Subsidiaries from continuing its existence as an entity with foreign investment or from operating any of its businesses as currently operated by it as a result of the completion of the Restructuring or the transactions contemplated under this Agreement.

Section 3.13 Environmental Matters.

(a) Except as disclosed in Section 3.13(a) of the Disclosure Schedule, (i) each Group Company has obtained and possesses all Environmental Permits required by applicable Environmental Laws for such Group Company to own, lease and operate their properties and assets or to carry on its business as currently conducted, and these Environmental Permits are valid and in full force and effect; (ii) none of the Seller, the Seller Parent and the Group Companies has received any written notice that any of such Environmental Permits will not be renewed or will be revoked, withdrawn or adversely modified in whole or in part (whether as a result of the transactions contemplated under this Agreement or otherwise); and (iii) each Group Company is in compliance in all material respects with all applicable Environmental Laws and all Environmental Permits and does not violate, and has not violated in the past three years, any such Environmental Law or Environmental Permit in any material respect. The Seller has provided the Purchaser with copies of all environmental assessment or audit reports or other similar studies or analyses generated within the last three years that fall within the Seller’s Knowledge.

(b) Except as disclosed in Section 3.13(b) of the Disclosure Schedule, none of the Seller, the Seller Parent and the Group Companies has received any written notice (i) from any Governmental Authority regarding any actual or alleged violation of Environmental Laws or Environmental Permits to the extent the fine or penalty charged or imposed by such Governmental Authority with respect to such actual or alleged violation has not been paid or otherwise settled; (ii) from any Person asserting any Liability under any Environmental Law or with respect to any Hazardous Material to the extent such notices were received within the past five years; (iii) from any Governmental Authority requesting information regarding Hazardous Materials at any location to the extent the request is pending under any investigation, or (iv) from any Governmental Authority requiring any of the Group Companies to relocate or otherwise transfer or terminate the operations of any facility, plant or any construction on any real property to the extent the requirement set forth in such notice has not been fulfilled or otherwise settled more than five years prior to the Closing Date.

(c) There are no Actions in progress pending or, to the Seller’s Knowledge, threatened, against the Seller regarding a Group Company or against or concerning any of the Group Companies with respect to environmental matters or arising pursuant to Environmental

Laws or regarding Hazardous Materials which could reasonably be expected to result, individually or in the aggregate, in material liability to any Group Company or otherwise have a material negative impact on the Group Company’s business, and there are no orders, writs, judgments, awards, injunctions or decrees of any Governmental Authority, or any settlement or consent agreement, resolving any aspect of such current or past claim, with respect to which any obligation of a Group Company remains outstanding.

(d) Except otherwise specified in Section 3.13(d) of the Disclosure Schedule, none of the Group Companies has manufactured, used, stored, managed, disposed or arranged for the disposal of, or otherwise handled, Hazardous Material in a manner that could reasonably be expected to result in any material Liability to any Group Company and Hazardous Materials are not otherwise present at or emanating from any of the Real Property or any property formerly owned, leased, occupied or otherwise used by or on behalf of any Group Company in a manner that could reasonably be expected to result in material Liability to any Group Company or material damage or decrease in the value of the underlying real property, or materially interfere with any of the Group Companies’ material businesses as currently conducted or proposed to be conducted. The manufacture, use, storage and transportation activities of the Group Companies are performed in all material respects in compliance with applicable Environmental Laws in the jurisdictions where their respective manufacturing facilities are located. Neither the Seller (with respect to any Group Company) nor any of the Group Companies has assumed or retained by contract any material obligation under any Environmental Law or regarding the presence or release of any Hazardous Materials.

(e) The Seller has no Knowledge of: (i) any existing pollution of ground water in or below the lands occupied by any of the Group Companies or resulting from their operations, or (ii) any migration of wastewater in the past five years, from the lands and facilities occupied by any of the Group Companies to any residential areas in the vicinity of such lands and facilities.

Section 3.14 Intellectual Property and Information Technology.

(a) Section 3.14(a) of the Disclosure Schedule sets forth a true, accurate and complete list of all material Intellectual Property registrations and applications that are owned or held by the Group Companies. A Group Company is the owner of the entire right, title and interest in and to such Intellectual Property, subject to the rights and interests granted to third parties under the relevant licenses for such Intellectual Property. All such Intellectual Property registrations and applications are unexpired and subsisting and have not been abandoned and are valid and enforceable. None of the Group Companies has entered into any agreement or arrangement that restricts the use, license or assignment of such Intellectual Property. A Group Company owns, free and clear of all Encumbrances (except for any non-exclusive license thereof), each such Intellectual Property (no matter whether any third party, including the Seller or the Seller Parent, has contributed to the development of such Intellectual Property), and has licenses or other rights to use all other Intellectual Property that is used in the conduct of its business as currently conducted. No Actions are pending or, to the Knowledge of the Seller, imminent regarding any material issuances or registered or applied for Intellectual Property owned by any Group Company, and all material actions and fees required to maintain such issuances, registrations or applications for registrations, have been duly taken and/or paid.

(b) All licenses of Intellectual Property granted to or by any Group Company which are material to the business of such Group Company (the “IP Licenses”) are binding and in full force. None of the Group Companies are in default under any IP License to which such Group Company is a party and to the Knowledge of the Seller, none of the counterparties to such IP Licenses is in default under such IP Licenses. To the Knowledge of the Seller, there are no grounds on which the IP Licenses could be unilaterally terminated. No disputes have arisen in connection with the IP Licenses.

(c) None of the Group Companies has received any written communication (including “cease and desist” letters or invitations to license a patent) in the past three years asserting that the use of any Intellectual Property by such Group Company or another Group Company infringes or misappropriates any third party’s Intellectual Property rights. To the Knowledge of the Seller, the Group Companies’ conduct of their businesses as currently conducted, including the manufacturing and sale of products, does not and has not in the past three years infringed, misappropriated, or violated any Intellectual Property of another Person that could give rise to a claim with a value in excess of RMB 1,000,000 against any Group Company. To the Knowledge of the Seller, no Person is engaging in any activity that infringes, misappropriates or violates or has in the past three years infringed, misappropriated, or violated any Intellectual Property owned by any Group Company. In the past three years, none of the Group Companies has sent any notice to or asserted or threatened in writing any action or claim against any Person involving or relating to any Intellectual Property, other than any such actions, claims or matters that have been permanently resolved without any future Liability on any of the Group Companies. None of the Group Companies are currently required to indemnify for material damages suffered by any Person due to Intellectual Property claims raised against such Person.

(d) Except as indicated in Section 3.14(a) of the Disclosure Schedule, no Person other than the relevant Group Company or an Affiliate of such Group Company (including the Seller Parent), including any educational or research institution, Governmental Authority or other government supported institution, is contributing any funding, equipment, facilities or personnel to the invention, creation or development of any proprietary Intellectual Property or product of such Group Company.

(e) The Group Companies have taken all commercially reasonable actions to protect the confidentiality of their trade secrets and confidential information in all material respects.

(f) None of the information and communication technologies, including hardware, proprietary and third party software, services and networks, currently owned, leased or used by any Group Company is material to the business and operation of such Group Company and cannot be replaced by another technology with the same functionality upon reasonable terms and conditions.

Section 3.15 Real Property.

(a) The relevant Group Company is the legal and registered owner, free of Encumbrances (except otherwise specified in Section 3.15(a) of the Disclosure Schedule), of the

land-use rights to the parcels of land (including both the above ground and below ground areas) set out in Section 3.15(a) of the Disclosure Schedule (the “Owned Land”). The state-owned land-use right certificates and the land grant contracts issued to the Group Companies for each parcel of Owned Land are valid and in full force and effect, and a true and complete copy of each such certificate and contract has been provided to the Purchaser. For each parcel of granted Owned Land, except otherwise specified in Section 3.15(a) of the Disclosure Schedule, the relevant Group Company has duly entered into a land grant contract, obtained a state-owned granted land-use rights certificate, paid all land grant fees required to be paid under such land grant contract, and complied with its other material obligations under the relevant land grant contract and applicable Laws in respect of its ownership, development, construction on and use of the land-use right to such parcel of Owned Land. For each parcel of granted Owned Land, except otherwise specified in Section 3.15(a) of the Disclosure Schedule, to the Knowledge of the Seller, there are no facts or circumstances (including but not limited to any Owned Land being in the idle status) which could result in such state-owned land-use right certificates being revoked or adversely amended, the relevant land grant contracts being terminated, or in any further fees or charges becoming payable for the use of the Owned Land during the term of the grant.

(b) The relevant Group Company currently owns, free of all Encumbrances (except otherwise specified in Section 3.15(b) of the Disclosure Schedule, all of the buildings set out in Section 3.15(b) of the Disclosure Schedule (the “Owned Buildings”, and together with the Owned Land, the “Real Property”). For each Owned Building, except otherwise specified in Section 3.15(b) of the Disclosure Schedule, the relevant Group Company has duly obtained a building ownership certificate. The Owned Buildings have been constructed in compliance with all applicable Laws in all material respects and have been maintained in a condition which complies with all applicable Laws in all material respects. The building ownership certificates issued to the Group Companies in respect of the Owned Buildings are valid and in full force and effect, and a true and complete copy of each such certificate has been provided to the Purchaser. To the Knowledge of the Seller, there are no facts or circumstances which could result in any such building ownership certificates being revoked.

(c) The use of the Real Property by the Group Companies is in compliance with all applicable land-use, planning and zoning Laws in all material respects. The Group Companies are in possession of the whole of the Real Property and no other Person is in unauthorized possession, occupation, use or control of the Real Property.

(d) There are no condemnation proceedings or eminent domain proceedings or any similar proceedings of any kind pending or, to the Knowledge of the Seller, threatened against any of the Real Property. None of the Seller, the Seller Parent and the Group Companies has received any written notice regarding any actual, pending or threatened Action by any Governmental Authority which would materially and adversely affect any Group Company’s rights to any Real Property or any part thereof or give rise to any payment obligation on the part of the Group Companies in relation to maintaining such rights. No Real Property is subject to any Governmental Order for expropriation.

(e) The Group Companies do not own, lease, occupy or use any other land other than the Owned Land and the Excluded Assets and Liabilities and there are no buildings,

structures and improvements located on any Owned Land other than the Owned Buildings and the Excluded Assets and Liabilities, except as otherwise specified in Section 3.15(e) of the Disclosure Schedule or such buildings, structures and improvements the existence of which would not reasonably be expected to result in any material liability of any Group Company or in any interference to the business of any of the Group Companies.

Section 3.16 Employee Benefit Matters; Labor Matters.

(a) Except otherwise set forth in Section 3.16(a) of the Disclosure Schedule, and except the mandatory social insurance benefits and housing funds required by the applicable Laws of the PRC, the Group Companies do not maintain, contribute or sponsor any other Benefit Plans for the benefit of any current or former employee, officer or director of any Group Company.

(b) Each Benefit Plan currently maintained, contributed or sponsored by the Group Companies has been established, maintained, funded and operated in all material respects in accordance the requirements of all applicable Laws. Each of the Group Companies has performed all material obligations required to be performed by it under, is not in any material respect in default under or in material violation of, and the Seller has no Knowledge of any material default or violation by any party to, any Benefit Plan. No Action is in progress, pending or, to the Knowledge of the Seller, threatened with respect to any Benefit Plan (other than claims for benefits in the ordinary course) and, to the Knowledge of the Seller, no fact or circumstance exists that could give rise to any such Action.

(c) Except otherwise set forth in Section 3.16(c) of the Disclosure Schedule, none of the Group Companies is a party to, or bound by, any collective bargaining agreement or arrangement or other labor union contracts. To the Knowledge of the Seller, none of the Group Companies has breached in any material respect such agreements, arrangements or contracts. There are no controversies, lock-up strikes, slowdowns or work stoppages pending or, to the Knowledge of the Seller, threatened between any Group Company and its employees or any labor union, labor organization or any similar entity, and none of the Group Companies has experienced any such controversy, strike, slowdown or work stoppage within the past three years.

(d) Except otherwise set forth in Section 3.16(d) of the Disclosure Schedule, each Group Company has established and maintained a labor union and handled all matters relating to such labor union in compliance with all applicable Laws in all material respects. To the Knowledge of the Seller, there are no other labor union organizing activities with respect to any employees of the Group Companies.

(e) Except as otherwise set forth in Section 3.16(e) of the Disclosure Schedule, the Group Companies are currently in compliance in all material respects with all applicable Laws relating to the employment of labor, including those related to labor contracts, wages, compensation, hours, over-time payments, severance payments, annual leave, health and safety, collective bargaining and the payment and withholding of Taxes and other sums as required by the appropriate Governmental Authority and is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing. Except otherwise set forth in Section 3.16(e) of the Disclosure Schedule, there is no charge or proceeding

(including arbitration proceedings or proceedings before any competent labor tribunal) with respect to unfair labor practice charges, material grievances, labor disputes (other than routine individual grievances), any matter arising out of any collective bargaining agreement or similar agreement, a material violation of any occupational safety or health standard that has been asserted or is now pending or, to the Knowledge of the Seller, threatened with respect to any Group Company.

(f) The execution or delivery of this Agreement will not, either alone or in conjunction with any other event, (i) entitle any current or former employee, consultant or officer of any Group Company to severance pay, unemployment compensation or any other payment or benefit, except as required by applicable Law, (ii) accelerate the time of payment, vesting, funding or increase the amount of compensation due to any current or former employee, consultant or officer of any Group Company, (iii) entitle any director, officer, employee or consultant of any Group Company to treat any contract or agreement as breached, or treat himself as redundant or dismissed or released from any obligation; or (iv) require the approval of any employee, labor union or any similar entity, except, in each case, individually or in aggregate, in an amount not material to the relevant Group Company or that the failure thereof would not result in any material Liability to the relevant Group Company.

(g) Except as set forth in Section 3.16(g) of the Disclosure Schedule, the Group Companies’ use of services of dispatched employees is in compliance with applicable labor Laws of the PRC in all material respects.

(h) To the Knowledge of the Seller, none of the Group Companies has any outstanding liability of a material nature with respect to a work-related accident, injury or illness of any employee which is not covered by any Benefit Plan or insurance.

(i) There are no management contracts or agreements with independent contractors or consultants (or similar arrangements) that are not cancelable without penalty or further payment and without more than 30 days’ notice.

(j) Section 3.16(j) of the Disclosure Schedule sets forth a list of employees at or senior to the level of vice president of each Subsidiary.

Section 3.17 Tax.

(a) Each Group Company has prepared and timely filed all Tax Returns required to be filed (taking into account any extension of time to file granted or obtained) and all such filed Tax Returns (taking into account all amendments thereto) are complete and accurate in all material respects.

(b) Except as disclosed in Section 3.17(b) of the Disclosure Schedule, all Taxes shown to be payable on all filed Tax Returns have been paid or will be timely paid by or prior to the applicable due dates and no deficiency for any amount of Tax (except for de minimis sums) has been asserted or assessed by a Governmental Authority in writing against any Group Company that has not been satisfied by payment, settled or withdrawn.

(c) There are no pending, or to the Knowledge of the Seller, threatened, audits, examinations, investigations, or other proceedings in respect of any Tax Return or any material Taxes.

(d) None of the Group Companies is a party to or has any continuing obligation under any Tax sharing, Tax indemnity or Tax allocation agreement.

(e) Each Group Company has established in its books of account, in accordance with the Accounting Principles and consistent with past practices, adequate reserves for the payment of any material Taxes not yet due and payable.

(f) Each Group Company has withhold and paid all Taxes, under all applicable Laws, required to have been withheld and paid in connection with material amounts paid or owing to any employee, independent contractor, creditor or shareholder(s) of such Group Company or any other Person.

(g) Each Group Company is in compliance in all respects with all terms and conditions of Tax exemption, Tax holiday or other Tax reduction agreement or order applicable to such Group Company.

(h) No material claim has been made by a Governmental Authority in a jurisdiction where any Group Company does not file Tax Returns alleging that such Group Company is or may be subject to taxation by that jurisdiction, nor is there any factual or, to the Knowledge of the Seller, legal basis for any such claim.

(i) None of the Group Companies has waived or requested a waiver of any statute of limitations in respect of material Taxes or agreed to or requested any extension of time with respect to a material Tax assessment or deficiency, which waiver or extension is still in effect.

(j) There are no Encumbrances for material Taxes on any of the assets of any Group Company other than Permitted Encumbrances.

(k) None of the Group Companies has any material Tax liabilities (whether due or to become due) with respect to the income, property and operations of any Group Company that relate to any tax periods prior to the Balance Sheet Date, except for Tax liabilities reflected or reserved in the Financial Statements as of December 31, 2013 and for the fiscal year then ended or that have arisen after the date of such Financial Statements in the ordinary course of business.

(l) All material intercompany arrangements among the Group Companies are made in all material respects in accordance with applicable transfer pricing Laws of the PRC, and all material documentation and/or reporting requirements under relevant transfer pricing Laws have been timely prepared, obtained or performed, and if necessary, all relevant material documentation has been retained in accordance with the relevant transfer pricing Laws.

Section 3.18 Material Contracts.

(a) Section 3.18(a) of the Disclosure Schedule lists the following contracts and agreements of each Subsidiary in effect as of the date hereof (such contracts and agreements being “Material Contracts”):

(i) all agreements relating to indebtedness for borrowed money incurred by such Subsidiary (including agreements related to interest rate or currency hedging activities);

(ii) all agreements creating Encumbrances over any asset or property (including Intellectual Property) of such Subsidiary;

(iii) all contracts and agreements for the acquisition or disposition of assets (other than sale of inventories in the ordinary course of business or in connection with capital expenditure) involving consideration in excess of RMB 6,000,000 (with respect to each Subsidiary other than Sanonda Ltd. and its Subsidiaries) or RMB 10,000,000 (with respect to Sanonda Ltd. and its Subsidiaries);

(iv) agreements obligating such Subsidiary to make any future capital expenditure;

(v) all contracts and agreements establishing or creating any exclusivity relationship, partnership, joint venture, relationships as and between shareholders, profit sharing, limited liability partnership or similar entity and;

(vi) all contracts and agreements that limit or purport to limit the ability of such Subsidiary to compete in any line of business or with any Person or in any geographic area or during any period of time;

(vii) each contract or agreement involving total annual payment by or to such Subsidiary in excess of RMB 6,000,000 (with respect to each Subsidiary other than Sanonda Ltd. and its Subsidiaries) or RMB 10,000,000 (with respect to Sanonda Ltd. and its Subsidiaries), other than the types of contracts and agreements already listed under other items of this Section 3.18(a);

(viii) all contracts and agreements that restrict the declaration, set-aside or payment of any dividends or distributions on, or in respect of, any equity interest of such Subsidiary, other than contracts and agreements relating to indebtedness for borrowed money incurred by or creation of Encumbrances over any asset or property of such Subsidiary;

(ix) all leases and subleases relating to any Real Property (but excluding the Excluded Assets and Liabilities);

(x) all contracts and agreements between or among such Subsidiary, on the one hand, and the Seller or an Affiliate of the Seller (other than the Group Companies), on the other hand, or between such Subsidiary and another Group Company, except contracts and arrangements that are entered into in the ordinary course of business on an arm’s length basis and not material to the business and operation of such Subsidiary;

(xi) all collective bargaining agreements or any other agreement with a Governmental Authority regarding labor matters;

(xii) all contracts and agreements that grant to any third party any exclusivity with respect to any geographic territory, any market, customer, or any product or service;

(xiii) all contracts and agreements pursuant to which such Subsidiary has granted or agreed to provide “most favored nation” pricing or other similar terms and conditions to any Person with respect to such Subsidiary’s sale, distribution or license of any products or services of such Subsidiary, except, in each case, for any such contract in which such covenants or restrictions would not adversely affect in any material respect the business or operations of such Subsidiary;

(xiv) each contract relating to the purchase of raw materials or active ingredients from a supplier of such Subsidiary which involves a total payment of RMB 6,000,000 (with respect to each Subsidiary other than Sanonda Ltd. and its Subsidiaries) or RMB 10,000,000 (with respect to Sanonda Ltd. and its Subsidiaries) under such contract;

(xv) each contract relating to the sale of products to a customers of such Subsidiary which involves a total payment of RMB 6,000,000 (with respect to each Subsidiary other than Sanonda Ltd. and its Subsidiaries) or RMB 10,000,000 (with respect to Sanonda Ltd. and its Subsidiaries) under such contract;

(xvi) instruments under which such Subsidiary has, directly or indirectly, made any advance, loan (excluding intercompany loans), extension of credit (other than an account receivable made in the ordinary course of business) in an amount in excess of RMB 6,000,000 (with respect to each Subsidiary other than Sanonda Ltd. and its Subsidiaries) or RMB 10,000,000 (with respect to Sanonda Ltd. and its Subsidiaries);

(xvii) any written contract that contains a put, call, right of first refusal or similar right pursuant to which such Subsidiary or any of its Subsidiaries would be required to purchase or sell any securities of any entity;

(xviii) any settlement or conciliation agreement or similar agreement or contract with any Governmental Authority involving future performance by such Subsidiary which is material to the Group Companies, taken as a whole;

(xix) any contract to warrant, indemnify, reimburse, hold harmless, guarantee or otherwise assume or incur any liability to provide a right of rescission with respect to the infringement or misappropriation of the Intellectual Property of any Person which is material to the Group Companies, taken as a whole;

(xx) all agreements with the employees listed in Section 3.16(j) of the Disclosure Schedule;

(xxi) all agreements listed in Section 3.05 of the Disclosure Schedule that contain change of control provisions; and

(xxii) all outstanding written commitment to enter into any agreements of the type described in (i) through (xx) above.

(b) Except as disclosed in Section 3.18(b) of the Disclosure Schedule, each Material Contract (a) is valid and binding on the Group Company which is a party to such Material Contract, and, to the Knowledge of the Seller, the counterparties thereto, and is in full force and effect and (b) upon consummation of the transactions contemplated by this Agreement, except to the extent that any consents set forth in Section 3.05 of the Disclosure Schedule are not obtained, shall continue in full force and effect without penalty or other adverse consequence. Except as disclosed in Section 3.18(b) of the Disclosure Schedule, none of the Group Companies is in material breach of, or material default under, any Material Contract to which it is a party.

(c) None of the Group Companies has received any written notice or claim of default under any Material Contract or any written notice of an intention to, and to the Knowledge of the Seller, no other party to any Material Contract intends to, terminate, not renew or challenge the validity or enforceability of any Material Contract (including as a result of the execution and performance of this Agreement), other than notices with respect to defaults which have either been cured or waived, and to the Seller’s Knowledge, no event has occurred that would result in a material breach or a material default under any Material Contract.

Section 3.19 Insurance Matters. All insurance policies maintained by the Group Companies which are material to the businesses and operations of the Group Companies are listed in Section 3.19 of the Disclosure Schedule. Such insurance policies are in compliance with the internal insurance policies established by the Seller Purchaser. All such insurance policies are in full force and effect. None of the Group Companies is in breach or default in any material respect of any of such insurance policies, except as otherwise set out in Section 3.19 of the Disclosure Schedule. No Group Company has made any claim, nor to the Seller’s Knowledge, is there any event that would give rise to any claim, in an amount exceeding RMB 5,000,000 under any insurance policy maintained by it in the past three years.

Section 3.20 Product Regulatory Compliance. With respect to products manufactured and sold by each Group Company which are material to such Group Company in accordance with such Group Company’s activity and as applicable and required by each respective jurisdiction, each Group Company (a) holds valid product manufacturing permits; (b) holds valid business permits for its activity, including marketing and sale of products; (c) holds valid product registrations; and (d) warehouses products in compliance with applicable Laws. None of the Group Companies has carried out any voluntary or mandatory material recall or withdrawal of products, conducted any remediation or retrofit campaign or issued any unusual product warning to customers and/or end users in the past three years.

Section 3.21 Related Party Transaction. Except as set forth in Section 3.21 of the Disclosure Schedule, none of Group Companies is a party to (a) any contract or other business arrangement with the Seller or any Affiliate of the Seller (other than the Group Companies); and (b) any contract or other business arrangement with Sanonda Ltd. or any of its controlled Affiliates. Except as set forth in Section 3.21 of the Disclosure Schedule, all such agreements, contracts, commitments and transactions which are in effect as of the date hereof have been duly approved as required by Law.

Section 3.22 Disposed Entities. Prior to the date hereof, the Disposed Entities have either sold or transferred, or have been fully and finally liquidated as detailed in Schedule 1.01(b), which provides the identity of any entity to which each Disposed Entity has been transferred and the date on which such transfer was made or the liquidation of each relevant Disposed Entity was completed. There is no remaining Liability on the part of any Transferred Subsidiary in connection with the sale, transfer or liquidation of each Disposed Entity.

Section 3.23 Maidao New Land. In accordance with the State-owned Construction Land Use Right Grant Contract dated July 10, 2014, Maidao paid to the Huai’an City Land and Resources Bureau an amount of RMB 4,400,000 as the first installment of land grant premium on July 11, 2014 and will pay an additional amount of RMB 17,310,000 as the second and final installment of land grant premium after the date hereof, both as the payments required in order to obtain the land use rights to the land on which par tof Maidao’s PCl3 facilities are located. Pursuant to the Maidao Land Agreement, with respect to such payment, Maidao will be entitled to receive a special award of approximately RMB 20,418,311 from the Management Committee of Huai’an Economic Development Zone or any other local Governmental Authority (the “Special Award”) such that the effective land grant premium paid by Maidao for such land use rights will be RMB 10,000 per MU.

Section 3.24 Insolvency. Except for with respect to the Disposed Entities, no order has been made, petition presented or meeting convened for the winding up of any Group Company, or for the appointment of any provisional liquidator and there are no cases or proceedings under any applicable insolvency, reorganization or similar Laws of the PRC. None of the Transferred Subsidiaries and, to the Seller’s Knowledge, none of the material Group Companies meets both of the following conditions: (i) it fails to pay its debts when due and payable; and (ii) its assets are insufficient to clear its debts or it obviously lacks the ability to clear its debts.

Section 3.25 Accuracy of Information. Except for the information that was disclosed to the Purchaser in the framework of its due diligence investigation, and the matters disclosed in this Agreement and the Disclosure Schedule, neither the Seller Parent nor the Seller has knowingly withheld any information regarding the Group Companies, their business and results of operations, which, if disclosed, may, individually or in the aggregate, materially and adversely affect the Group Companies or their respective businesses or material properties or the willingness of a reasonably prudent investor to consummate the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF THE PURCHASER

The Purchaser and the Purchaser Parent hereby jointly and severally represent and warrant to the Seller and the Seller Parent, as of the date hereof or, if a representation or warranty is made as of a specified date, as of such date, as follows:

Section 4.01 Organization and Authority of the Purchaser. The Purchaser is a corporation duly organized, incorporated and registered, and `validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The Purchaser is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not adversely affect the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement. The execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all requisite corporate actions on the part of the Purchaser and the Purchaser Parent, including all approvals required due to the related party relationship between the Seller and the Purchaser and the Purchaser Parent being Controlled by the Seller Parent. This Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Seller) this Agreement constitutes legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with its and their respective terms.

Section 4.02 Organization, Authority and Qualification of the Purchaser Parent. The Purchaser Parent is a corporation duly organized, incorporated and registered, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by the Purchaser Parent and the performance by the Purchaser Parent of its obligations hereunder have been duly authorized by all requisite corporate actions on the part of the Purchaser Parent. This Agreement has been duly executed and delivered by the Purchaser Parent, and (assuming due authorization, execution and delivery by the other Parties) this Agreement constitutes legal, valid and binding obligations of the Purchaser Parent, enforceable against the Purchaser Parent in accordance with its terms.

Section 4.03 No Conflict. Assuming the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 4.04, the execution, delivery and performance by the Purchaser and/or the Purchaser Parent (as applicable) of this Agreement do not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation or by laws (or similar organizational documents) of the Purchaser or the Purchaser Parent, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or the Purchaser Parent or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser or the Purchaser Parent is a party, except, in the case of clauses (b) and (c), as would not materially and adversely affect the ability of the Purchaser and/or the Purchaser Parent (as applicable) to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

Section 4.04 Governmental Consents and Approvals. The execution, delivery and performance by the Purchaser of this Agreement do not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except the Required Governmental Approvals or where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Purchaser of the transactions contemplated by this Agreement.

Section 4.05 Litigation. As of the date hereof, no Action by or against the Purchaser is pending or, to the best knowledge of the Purchaser, threatened, which could affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby.

Section 4.06 Independent Investigation; Seller’s Representations. The Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, software and technology of the Group Companies, which investigation, review and analysis was done by the Purchaser and its Affiliates and representatives. Such investigation shall not derogate from the representations and warranties made by the Seller and the Seller Parent under Article III hereof and in any certificate or other document provided to the Purchaser in connection with the Closing. In entering into this Agreement, the Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Seller or its representatives (except the specific representations and warranties of the Seller set forth in Article III and the schedules thereto, including, for the avoidance of doubt, the Disclosure Schedule). The Purchaser hereby acknowledges and agrees that other than the representations and warranties made in Article III and the schedules thereto (including, for the avoidance of doubt, the Disclosure Schedule), none of the Seller, its Affiliates, or any of their respective officers, directors, employees or representatives make or have made any representation or warranty, express or implied, at law or in equity, with respect to any Transferred Subsidiary, any Subsidiary or the Transferred Interests.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.01 Conduct of Business Prior to the Closing.

(a) Each of the Seller Parent and the Seller covenant and agree that, between the date hereof and the Closing, it shall cause each Group Company to, (i) conduct its business in the ordinary course consistent with past practice, (ii) use its commercially reasonable efforts to preserve intact in all material respects its business organization, maintain its existing relations with any applicable Governmental Authority, employees organization and material customers, suppliers, distributors, creditors and business associates; (iii) maintain the existing employment relationship with and keep available the services of its officers and key employees, except changes made to such employment relationship in the ordinary course of business consistent with past practice, (iv) take, at the request of the Purchaser, all preparations reasonably required to enable the transfer, in accordance with applicable law, of the financial books and records of such Group Company to International Financial Reporting Standards immediately following the Closing, (v) make any adoptions required to such Group Company’s internal control policies and mechanisms in order to comply with any listing or other requirements that may apply to the Purchaser or the Purchaser Parent, and (vi) assist in, and cause the management, counsel, and external auditors, of such Group Company to assist in, and provide all cooperation reasonably requested by the Purchaser or the Purchaser Parent in connection with the Purchaser Parent’s efforts to obtain financing for the transactions contemplated hereby including requirements for information and cooperation in connection with the Purchaser Parent Offering or any other public or private offering of securities of the Purchaser or the Purchaser Parent, in each case, subject to compliance with applicable Law.

(b) Except as may be required by applicable Law or permitted by this Agreement or as otherwise set forth in Section 5.01(b) of the Disclosure Schedule, the Seller Parent and the Seller covenant and agree to, to the extent not restrained or prohibited by applicable Law, ensure that, between the date hereof and the Closing, without the prior written consent of the Purchaser, none of the Group Companies will take any of the following actions:

(i) (x) issue or sell any capital stock, notes, bonds or other securities (or any option, warrant or other right to acquire the same) or (y) increase or reduce its registered capital;

(ii) declare, make or pay any dividends or distributions to its shareholder, other than dividends and distributions declared, made or paid by any Subsidiary solely to another Group Company;

(iii) (A) incur any indebtedness, in one transaction or a series of related transaction, for borrowed money in excess of RMB 6,000,000 (with respect to each Subsidiary other than Sanonda Ltd. and its Subsidiaries) or RMB 10,000,000 (with respect to Sanonda Ltd. and its Subsidiaries) or (B) make any loan to, guarantee, endorse, provide an assurity or an indemnification undertaking to any indebtedness for borrowed money of or otherwise incur any indebtedness for borrowed money on behalf of any Person other than any of the other Group Companies, in one transaction or a series of related transaction, in excess of RMB 6,000,000 (with respect to each Subsidiary other than Sanonda Ltd. and its Subsidiaries) or RMB10,000,000 (with respect to Sanonda Ltd. and its Subsidiaries);

(iv) subject any of its assets or properties (including Intellectual Property) to any Encumbrance other than in connection with indebtedness for borrowed money not exceeding RMB 6,000,000 (with respect to each Subsidiary other than Sanonda Ltd.) or RMB 10,000,000 (with respect to Sanonda Ltd. and its Subsidiaries);

(v) repay any indebtedness for borrowed money, in one transaction or a series of related transaction, in an amount in excess of RMB 6,000,000 (with respect to each Subsidiary other than Sanonda Ltd. and its Subsidiaries) or RMB 10,000,000 (with respect to Sanonda Ltd. and its Subsidiaries), other than the repayment of indebtedness when due according to the terms of such indebtedness as of the date hereof or in the ordinary course of business consistent with past practices;

(vi) sell, transfer, mortgage, encumber, lease, sublease, license or otherwise dispose of any properties, rights or assets, real properties, personal properties, Intellectual Property or mixed properties (including leasehold interests and intangible property) with a value in excess of RMB 6,000,000 (with respect to each Subsidiary other than Sanonda Ltd. and its Subsidiaries) or RMB10,000,000 (with respect to Sanonda Ltd. and its Subsidiaries), other than the sale of inventories in the ordinary course of business and except for the disposal of the Excluded Assets and Liabilities;

(vii) acquire (including by merger, consolidation or acquisition of stock or assets or any other business combination) or enter into or exercise any option to acquire any corporation, partnership, joint venture or other business organization (or any division thereof) or any property with a value in excess of RMB 6,000,000 (with respect to each Subsidiary other than Sanonda Ltd. and its Subsidiaries) or RMB10,000,000 (with respect to Sanonda Ltd. and its Subsidiaries);

(viii) launch new project, or any capacity expansion of any existing project with a capital investment in excess of RMB 5,000,000;

(ix) amend or restate its articles of association (or similar organizational documents);

(x) grant or announce any increase in the salaries, bonuses or other benefits payable by any Group Company to any of the employees of such Group Company, make any other changes with respect to the terms and conditions of employment of any senior management of each Transferred Subsidiary, terminate employment relationship with any senior management of each Transferred Subsidiary prior to the expiry of the term thereof or make any material organizational changes among the Group Companies other than as required by Law, pursuant to any plans, programs or agreements existing on the date hereof or in the ordinary course of business and consistent with past practices;

(xi) change any method of accounting or accounting practice or policy used by any Group Company, other than such changes required by the Accounting Principles;

(xii) settle or compromise any claims of any Group Company with a value in excess of RMB 5,000,000 individually or RMB 50,000,000 in the aggregate;

(xiii) adopt a plan of complete or partial liquidation or dissolution or consummate a recapitalization or reorganization, except as required pursuant to Section 5.13 and in each case in coordination with the Purchaser;

(xiv) extend, renew, terminate, modify or amend any Material Contract in effect as of the date hereof (other than automatic extension or renewal in accordance with the terms thereof);

(xv) make any material elections regarding Taxes or enter into any agreement with a Tax authority;

(xvi) enter into any related party transaction with the Seller or any Affiliate of the Seller (other than transactions with other Group Companies entered into in the ordinary course of business consistent with past practice and on an arm’s length basis) except to the extent required under and in accordance with his Agreement; or

(xvii) agree to take any of the actions specified in (i) to (xvi) above.

(c) Notwithstanding anything to the contrary contained in this Agreement, the Seller Parent’s and the Seller’s obligations under Section 5.01(a), Section 5.01(b) and Section 5.02 with respect to Sanonda Ltd. and Sanonda Ltd.’s Subsidiaries shall be limited to using its controlling influence over Sanonda Ltd., deriving from it being the controlling shareholder of Sanonda Ltd. as a 20.15% shareholder of Sanonda Ltd. under applicable Laws of the PRC (including rules of the Shenzhen Stock Exchange), including through its representatives on the Board of Directors of Sanonda Ltd., if any, to cause Sanonda Ltd. to comply with the provisions of Section 5.01(a) and Section 5.01(b), it being understood that such representatives shall act within their power and authority as directors of Sanonda Ltd. and to the extent not to breach their fiduciary duties under applicable Law. In addition, neither the Seller nor the Seller Parent will require Sanonda Ltd. to convene a shareholders’ general meeting to re-elect any incumbent director of Sanonda Ltd. and will vote against the re-election of any such director if brought before a shareholders’ general meeting of Sanonda Ltd.

(d) If any Group Company proposes to take any of the actions specified in Section 5.01(b) above, other than as be required by applicable Law or permitted by this Agreement or as otherwise set forth in Section 5.01(b) of the Disclosure Schedule, the Seller shall promptly provide the Purchaser with a written notice describing in reasonable details the action proposed to be taken. The Purchaser may object to the proposed action acting in a reasonable manner, provided that such objection shall made in a written reply delivered to the Seller within five (5) Business Days after the Purchaser’s receipt of the Seller’s notice (the “Purchaser Notice Period”); provided, however, that if in the reasonable opinion of the Seller, (acting in good faith), such action is required to be made urgently and with no delays and the Seller has provided a written notice to the Purchaser explaining the urgent nature of such action, the Purchaser Notice Period shall be reduced to two (2) calendar days. The Purchaser shall be deemed to have granted its consent to the proposed action as required by Section 5.01(b) if it fails to notify the Seller in writing its objection within the Purchaser Notice Period. For the purpose of this paragraph, the Purchaser hereby designates the persons specify in Schedule 5.01(d) as contact points for receipt of notices and response to notices under this paragraph, and the action or inaction of such persons taken with respect to the subject matter of this paragraph shall be deemed to the action or inaction of the Purchaser. The Purchaser will be allowed to replace such persons by providing a written notice to the Seller Parent and the Seller at least 7 days in advance.

Section 5.02 Access to Information; Observer. From the date hereof until the Closing, upon reasonable notice, the Seller shall cause the Group Companies and each of their respective officers, directors, employees, agents, representatives, accountants and counsel to, (i) afford the Purchaser and its authorized representatives full access to the offices, properties and books and records of each Group Company and (ii) furnish to the officers, employees, and authorized agents and representatives of the Purchaser such additional financial, commercial, and operating data and other information regarding the Group Companies as the Purchaser may from time to time request including onsite visits of persons to be nominated by the Purchaser; provided, however, that any such access or furnishing of information shall be conducted at the Purchaser’s expense, during normal business hours and in such a manner as not to interfere with the normal operations of business. From the date hereof until the Closing, the Purchaser shall have the right to designate one or more observers to monitor the Group Companies, their facilities, their ongoing operational and manufacturing processes and activities, and to confirm that the Group Companies are managed and operated in the ordinary course of business. The observers shall be (i) invited to attend all management meetings of the relevant Group Companies; (ii) afforded access to all offices, properties, plants, other facilities, relevant personnel, books and records of the relevant Group Companies; and (iii) updated on all decisions made by the management of the relevant Group Companies promptly after such decisions are made, in each case, subject to applicable Law.

Section 5.03 Confidentiality.

(a) Each Party shall, and shall cause its Affiliates and their officers, directors, employees, agents, representatives, accountants and counsel to, treat and hold as confidential (and not disclose or provide access to any other Person to) the existence and any content of this Agreement as well as the transactions contemplated hereby unless otherwise consented to in writing by the other Party or, based on written advise of legal counsel to such Party, is compelled to disclose by judicial or administrative process or by other requirement of Law or solely for the purposes of obtaining the consents, approvals and authorizations set forth in Section 3.05, Section 3.06, Section 4.03 or Section 4.04 of the Disclosure Schedule.

(b) Neither Party shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other Party unless otherwise required by Law or applicable stock exchange regulation, and to the extent practicable, the Parties shall cooperate as to the timing and contents of any such press release, public announcement or communication. Notwithstanding the forgoing, the Purchaser and the Purchaser Parent shall have full discretion regarding the content and timing of any press release, public announcement or communication which the Purchaser and the Purchaser Parent determine, based on the advice of counsel, to be required by Laws applicable to the Purchaser and the Purchaser Parent; provided that prior to release of any such press lease, public announcement or communication, to the extent permitted by the applicable Laws and subject to time constraints to meet its legal obligation, the Purchaser shall notify the Seller in writing in advance.

Section 5.04 Regulatory and Other Authorizations; Notices and Consents.

(a) Each Party shall and, in the case of the Seller Parent and Seller, shall also cause any of the Group Companies to use its reasonable best efforts to promptly obtain all Governmental Approvals that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and will cooperate fully with each other in promptly seeking to obtain all such authorizations, consents, orders and approvals. Notwithstanding anything to the contrary in this Agreement, the Seller is only required to submit the applications for the Required Governmental Approvals only after the Seller shall have delivered a certificate to the Purchaser stating that all conditions set forth in Section 6.02 (except Section 6.02(a), Section 6.02(b), Section 6.02(c) and Section 6.02(e)) have been satisfied or waived and the Purchaser shall not have objected within five (5) Business Days of receipt of such certificate.

(b) The Seller shall cause the Group Companies to give promptly such notices to third parties and use their best efforts to obtain such third party consents as necessary in connection with the transactions contemplated by this Agreement.

(c) Each Party to this Agreement shall promptly notify the other Party of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other Party to review in advance any proposed communication by such party to any Governmental Authority. The Parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with any filings, investigation or other inquiry made by any Governmental Authority. Upon the reasonable request of the other Party, to the extent permitted by applicable Laws, each Party will provide such other Party with copies of all written correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement.

Section 5.05 Notifications; Update of Disclosure Schedule. Until the Closing, each Party shall promptly notify the other Party in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Article VI of this Agreement becoming incapable of being satisfied. Without derogating from the Parties’ rights under Section 8.01, the Parties agree to discuss in good faith on appropriate measures or solutions in response to such events, circumstances, facts, occurrences or developments, including but not limited to discussing whether the Disclosure Schedule may be updated or if any adjustments to the economic balance between the Parties under this Agreement is required to be made.

Section 5.06 Further Actions.

(a) The Parties shall use all reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.

(b) From the date hereof until the Closing, the Seller will use its best efforts to cause the Group Companies to make all filings and take all actions necessary to obtain, to the extent reasonably practicable, the material Governmental Permits required by applicable Laws of the PRC with respect to the Material Products or its facilities producing such Material Products, as shall be reasonably required by the Purchaser in writing, all in cooperation with the Purchaser, provided, however, that in no event shall the receipt of any such Governmental Permit be considered a condition to Closing of the transactions contemplated under this Agreement.

(c) From the date hereof, the Seller Parent and the Seller will use their best efforts to assist Maidao to obtain land use rights to the land on which part of Maidao’s phosgene and downstream product facilities are located and which is referenced in the agreement between Anpon and the Management Committee of Huai’an Economic Development Zone dated 10 February 2010 (the “Maidao Land Agreement”). In addition, the Seller will use its best efforts to assist Maidao to obtain the land use rights to the remaining 200 MU of land referred to in the Maidao Land Agreement. The Seller will continue to provide such assistance to the Purchaser and Maidao after the Closing until such full and proper title has been received. In addition, the Seller Parent and the Seller will use their best efforts to assist Maidao in receiving and collecting the Special Award from Huai’an Economic Development Zone or any other relevant local Governmental Authority.

(d) After the Closing, the Seller Parent and the Purchaser Parent will cooperate with each other to assist the Group Companies to reduce the existing material non-compliance of the Group Companies disclosed in the Disclosure Schedule in accordance with applicable Laws of the PRC as reasonably required by the Purchaser Parent.

(e) The Parties acknowledge that they have read the certain reports provided to the Purchaser Parent by ERM Shanghai Limited in March 2013 with respect to Sanonda Ltd., Anpon and Huaihe (the “ERM Reports”). The Seller Parent and the Purchaser Parent will cooperate with each other, before and after the Closing, in order to assist the Group Companies in rectifying the material non-compliance issues identified in the ERM Reports to the extent required by applicable Environmental Laws or local industry standards.

Section 5.07 Financial Information. The Seller shall cause each Transferred Subsidiary to prepare and deliver to the Purchaser:

(a) monthly management accounts of such Transferred Subsidiary and its Subsidiaries between the date hereof and the Closing Date no later than fifteen (15) Business Days after the end of each calendar month;

(b) unaudited quarterly consolidated balance sheet of such Transferred Subsidiary and its Subsidiaries as of the end of each calendar quarter between the date hereof and the Closing Date and the related quarterly consolidated statements of income and cash flows for such quarter prepared in accordance with the Accounting Principles, no later than thirty (30) days after the end of such quarter;

(c) unaudited consolidated balance sheet of such Transferred Subsidiary and its Subsidiaries as of December 31 of each calendar year preceding the Closing and the related unaudited consolidated statements of income, cash flows and equity for such calendar year, prepared in accordance with the Accounting Principles, no later than thirty five (35) days after the end of such calendar year; and

(d) audited consolidated balance sheet of such Transferred Subsidiary and its Subsidiaries as of December 31 of each fiscal year preceding the Closing and the related audited consolidated statements of income, cash flows and equity for such fiscal year prepared in accordance with the Accounting Principles, no later than forty five (45) days after the end of such calendar year.

Section 5.08 Tax Matters.

(a) Each of the Seller and the Purchaser shall be liable for and shall hold each other harmless against any Conveyance Taxes which become payable by such Party in connection with the transactions contemplated by this Agreement pursuant to applicable Laws. To the extent required by applicable Laws, the relevant Party shall file such applications and documents with copies made available to the other Party and permit any such Conveyance Tax to be assessed and paid on or prior to the Closing in accordance with any available pre-sale filing procedure. The other Party shall execute and deliver all instruments and certificates reasonably necessary to enable the relevant Party to comply with the foregoing.

(b) The Parties agree that any indemnification payments, if any, shall be treated as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by applicable Laws. All capital gain, income and other similar Taxes payable in connection with any adjustment to the Purchase Price (if any) shall be born and paid by the Seller.

Section 5.09 Purchaser Parent’s Offering. The Parties acknowledge that the Purchaser Parent is pursuing a public offering of its shares and the listing of its shares on the New York Stock Exchange (the “Purchaser Parent Offering”) and a portion of the proceeds of such offering may be used to fund the Purchaser’s obligations under this Agreement. The Parties agree that the Closing shall be held as soon as practicable after the closing of the Purchaser Parent Offering and after all Required Governmental Approvals have been received. The Parties currently expect that all Required Governmental Approvals shall be granted within thirty (30) Business Days following the closing of the Purchaser Parent Offering. In the event that such approvals have not been obtained within such period, the Parties will continue to use good faith efforts to complete all actions required for the Closing as soon as practicable thereafter. The Parties further agree that if the Closing has not occurred by March 31, 2015, and subject to the provisions of Section 6.02(h), the Parties shall use their respective best efforts to discuss in good faith alternatives that are satisfactory to all Parties for the consummation of the transactions contemplated hereby.

Section 5.10 Pre-Closing Restructuring. The Parties acknowledge that the Seller Parent and the Seller are in the process of consummating the Restructuring. Nothing herein shall require the Purchaser’s prior consent for or otherwise restrict the consummation of the Restructuring, subject however to the representations and warranties made under Section 3.06(b) or Section 3.07(e).

Section 5.11 Future Acquisitions. As soon as practicable after the Closing Date, the Parties shall discuss in good faith the potential acquisition by the Purchaser or an Affiliate of the Purchaser (for the avoidance of doubt, including the Transferred Subsidiaries and their Subsidiaries for purpose of this Section 5.11) from the Seller or an Affiliate of the Seller of the equity interest of Anhui Petroleum Chemical Group Co., Ltd.’s agrochemical business on terms and conditions to be agreed by the Parties (including but not limited to restructuring to be agreed by the Parties), and in accordance with the applicable Laws of the PRC (including, in particular, Laws relating to management of state-owned assets).

Section 5.12 Excluded Assets and Liabilities; Certain Sanonda Assets. (a) Prior to the Closing, the Seller and the Seller Parent shall procure that the Transferred Subsidiaries use their best efforts to sell, transfer or otherwise dispose of, or to have fully and finally liquidated, all of the Excluded Assets and Liabilities with no Liabilities remaining for any Group Company (including any Liability arising from the transfer of such assets or any existing or future Tax Liability). If any of the Excluded Assets and Liabilities has been sold, transferred or otherwise disposed of or liquidated prior to Closing (such Excluded Assets and Liabilities shall be referred to as the “Disposed Excluded Assets and Liabilities”), prior to the Closing Date, as soon as possible after any of the Disposed Excluded Assets and Liabilities have been sold, transferred or otherwise disposed of or liquidated, the Seller shall cause the relevant Group Company to (i) distribute as dividends or otherwise transfer to the Seller or the Seller Parent an amount equal to the net proceeds from such sale, transfer, disposal or liquidation after deducting all costs and expenses associated with the Disposed Excluded Assets and Liabilities and such sale, transfer, disposal or liquidation (exclusive of any book value of the relevant assets) and losses, expenses or Liabilities incurred by the Group Companies as a result of or in connection with all other Excluded Assets and Liabilities in the period starting on January 1, 2014 and until the Closing Date or (ii) make proper adjustment to its shareholders’ equity on its relevant balance sheet. The Seller shall pay the relevant Group Companies, on the Closing Date, an amount equal to all losses, expenses or Liabilities incurred by the Group Companies, as a result of or in connection with all Excluded Assets and Liabilities in the period starting on January 1, 2014 and until the Closing Date to the extent such losses, expenses or Liabilities are not deducted from the proceeds from the sale, transfer or disposal of the Disposed Excluded Assets and Liabilities.

(b) If any of the Excluded Assets and Liabilities has not been sold, transferred or otherwise disposed of or liquidated by the Closing (such Excluded Assets and Liabilities shall be referred to as the “Retained Excluded Assets and Liabilities”), the Retained Excluded Assets and Liabilities shall continue to be held by the relevant Group Companies as the record owner but for the benefit of the Seller such that the Seller shall bear all the Liabilities and enjoy all the economic rights in and for the Retained Excluded Assets and Liabilities. The Seller shall take all required actions at its sole discretion, with the cooperation of the Purchaser and the relevant Group Companies in their capacity as the registered owner of the Retained Excluded Assets and Liabilities, to effectuate the sale, transfer, disposal or liquidation of all Retained Excluded Assets and Liabilities within two years after the Closing (the last date of such two-year shall be referred to hereinafter as the “Final Disposal Date”). If any of the Retained Excluded Assets and Liabilities have not been sold, transferred or otherwise disposed of or liquidated until the applicable Final Disposal Date (the “Remaining Excluded Assets and Liabilities”), the relevant

Group Company shall transfer to an Affiliate of the Seller in the PRC, as shall be indicated by the Seller, all of the Remaining Excluded Assets and Liabilities, for no consideration (except that the Seller shall reimburse the relevant Group Company for any costs and expenses incurred by the relevant Group Company in connection with such transfer of the Remaining Excluded Assets and Liabilities).

(c) The Purchaser undertakes that none of the Group Companies shall use, occupy, carry out operational activities on, sell, transfer or Encumber any of the Retained Excluded Assets and Liabilities without the prior written consent of the Seller, unless otherwise required by applicable Laws (it being agreed that to the extent any activity is required by applicable law in connection with the Retained Excluded Assets and Liabilities, the relevant Group Company shall inform the Seller in advance of any such action and that in any event the Seller shall continue to bear all the Liabilities and enjoy all the economic rights in and for the Retained Excluded Assets and Liabilities notwithstanding such action).

(d) As soon as possible after any of the Retained Excluded Assets and Liabilities is sold, transferred or otherwise disposed of or liquidated, the Purchaser (through the relevant Group Company) shall pay to the Seller an amount equal to the net proceeds from such sale, transfer, disposal or liquidation after deducting all associated reasonable costs and expenses (exclusive of any book value of the relevant assets). The Seller shall take all actions required to obtain all Governmental Approvals required for such sale, transfer, disposition or liquidation. The Seller and/or the Seller Parent shall reimburse the relevant Group Company for any costs and Liabilities directly incurred by such Group Company after Closing in connection with the Retained Excluded Assets and Liabilities, including but not limited to relevant Clean-Up Costs, as soon as practicable after such costs, expenses or losses are incurred (it being understood, that any Liabilities which were deducted in the calculation of the net proceeds payable to the Seller in connection with the sale, transfer, disposal or liquidation of any Retained Excluded Asset shall not be reimbursed again to the Purchaser).

(e) The Parties agree that the Ammonia Facility shall be treated as a Disposed Excluded Assets and that the Seller and the Seller Parent shall cause the Ammonia Facility to be transferred to the Seller Parent or its controlled Affiliate on or prior to Closing. The Seller Parent shall ensure that immediately after Closing, Huaihe shall receive a full, exclusive and unconditioned right of use of the Ammonia Facility, such that Huaihe will be able to continue using the Ammonia Facility in the same way it is being used today by Huaihe or in any other way determined by Huaihe, without any further payment or consideration by Huaihe, the Purchaser or the Purchaser Parent to the Seller or the Seller Parent. The right of use shall remain in full force and effect until such time as Huaihe shall inform the Seller Parent and the Seller in writing that it no longer requires the right of use. The Seller Parent or any of its controlled affiliates shall not be entitled to sell, transfer, convey, mortgage, encumber or otherwise dispose of the Ammonia Facility or its ownership rights therein, until the right of use has terminated.

(f) Prior to the signing of this agreement, each of Anpon, Huaihe and Sanonda Holding has signed and executed a letter of approval in connection with this Section 5.12. The letters of approval executed by each of Anpon, Huaihe and Sanonda Holding are attached to this Agreement as Schedule 5.12(f).

(g) The Seller shall use its best efforts to assist the Purchaser and the relevant Group Companies to effectuate the sale, transfer or disposition or liquidation of all Certain Sanonda Assets as soon as practicable after Closing, or at such other time as shall be reasonably determined by the Purchaser.

Section 5.13 Non-Competition. The Seller Parent and the Seller undertake and covenant to the Purchaser Parent and the Purchaser that, following the Closing, unless otherwise consented by the Purchaser and the Purchaser Parent, all direct and indirect activities (including investments and ventures) of the Seller Parent and the Seller and their respective controlled Affiliates relating to the crop protection business, seeds and traits business or intermediate for agrochemical business shall be conducted solely through the Purchaser and the Group Companies, except that:

(a) Shandong Dacheng Pesticide Co., Ltd. shall be permitted to continue to conduct its existing business as currently conducted and proposed to be conducted pursuant to its business plan (it being agreed and understood that Shandong Dacheng Pesticide Co., Ltd. shall not be permitted to expand its geographical markets and the types of products sold currently by it as part of its operation in the Restricted Business). Shandong Dacheng Pesticide Co., Ltd. shall be permitted to only explore new businesses and business opportunities as long as such new businesses and business opportunities do not compete with the crop protection business, seeds and traits business or intermediate for agrochemical business as currently conducted and may to be conducted by the Purchaser Parent or any of its Controlled Affiliates in the future (the “Restricted Business”);

(b) Jiamusi Heilong Agrochemical Corporation shall be permitted to continue to conduct its existing business as currently conducted and proposed to be conducted pursuant to its business plan (it being agreed and understood that Jiamusi Heilong Agrochemical Corporation shall not be permitted to expand its geographical markets and the types of products sold currently by it as part of its operation in the Restricted Business). Jiamusi Heilong Agrochemical Corporation shall be permitted to only explore new businesses and business opportunities as long as such new businesses and business opportunities do not compete with the Restricted Business; and

(c) Prior to acquisition by the Purchaser or an Affiliate of the Purchaser pursuant to Section 5.11, Anhui Petroleum Chemical Group Co., Ltd. shall be permitted to continue to conduct its existing business as currently conducted and proposed to be conducted pursuant to its business plan (it being agreed and understood that Anhui Petroleum Chemical Group Co., Ltd. shall not be permitted to expand its geographical markets and the types of products sold currently by it as part of its operation in the Restricted Business). Anhui Petroleum Chemical Group Co., Ltd. shall be permitted to only explore new businesses and business opportunities as long as such new businesses and business opportunities do not compete with the Restricted Business.

(d) Notwithstanding the provisions of sub-section (a) – (c) above, the Seller and the Seller Parent undertake to, in five years following the Closing, use its best efforts to, and in any event within seven years following the Closing, eliminate any existing horizontal competition (including such competition arising from their business as currently conducted and proposed to be conducted pursuant to their business plan) between Shandong Dacheng Pesticide Co; Jiamusi Heilong Agrochemical Corporation and Anhui Petroleum Chemical Group Co., Ltd. on the one hand, and the Purchaser and the Group Companies on the other hand. For the avoidance of doubt, nothing in this Section 5.13 shall derogate from the provisions of Section 6.06 of the Shareholders’ Agreement with respect to the Seller Parent and its Affiliates.

Section 5.14 Relocation.

(a) Definitions.

For purposes of this Section 5.14,

“Agreed Relocation Plan” means, with respect to any Relocated Asset, a relocation plan, addressing the issues referred to in Schedule 5.14(a)(i), approved by the Seller (which approval may not be unreasonably and untimely withheld or delayed) and the Purchaser Parent, which plan shall include, among others, the approximated budget of the relocation with itemized breakdown. A general outline of the relocation plan with respect to each of the Relocated Assets shall be discussed and agreed upon by the parties as promptly as practicable after signing of this Agreement (it being agreed that the agreement on such outlines of the relocation plans shall not be a condition to Closing). Any material changes to the approximated budget or itemized breakdown included in the Agreed Relocation Plan shall be promptly discussed and agreed upon by the Parties in good faith with a view to completing such discussions within sixty (60) days.

“Disposal Notice” means, a notice to be delivered by the Purchaser to the Seller, no later than 30 days after the completion of the disposal of all of the Real Property owned by the Relocating Company on which a relevant Relocated Asset is currently situated, which Disposal Notice shall also include the good faith calculation of the Purchaser of the Relocation Revenue received or to be received by the Relocating Company in connection with the relocation of such Relocated Asset which has not been reflected in the Relocation Completion Notice. For the avoidance of doubt, the Parties confirm that the disposal of any Real Property on which a relevant Relocated Asset is currently situated shall be completed pursuant to the Agreed Relocation Plan or otherwise approved by the Seller (which approval may not be unreasonably and untimely withheld or delayed).

“Net Relocation Costs” means, with respect to any Group Company other than Sanonda Ltd. and its Subsidiaries, the Relocation Costs plus the Reimbursable Relocation Clean-Up Costs minus the Relocation Revenue, and with respect to Sanonda Ltd. and its Subsidiaries, the total sum of the Relocation Costs plus the Reimbursable Relocation Clean-Up Costs minus the Relocation Revenue, multiplied by the then outstanding shareholding percentage of Sanonda Holding in Sanonda Ltd. as of the Closing Date, or as of the date of commencement of the relocation hereunder, whichever is lower.

“Reimbursable Relocation Clean-Up Costs” means the Relocation Clean-Up Costs multiplied by a percentage equal to the number of full years that have elapsed since the commencement of commercial production by the relevant Relocating Company of the applicable Relocated Asset until the Closing divided by the number of full years that have elapsed since such commencement of commercial production until the commencement of the relocation.

“Relocated Assets” means the product lines and assets detailed in Schedule 5.14(a)(ii) hereto except such assets which ceased operation not as a result of a Relocation Order or as a result of any Governmental Order or any other regulatory requirement related to the relocation.

“Relocation Clean-Up Costs” means costs reasonably incurred by the Relocating Company during or in connection with the relocation (which relocation shall be made in accordance with the Agreed Relocation Plan) (a) in connection with assessment, containment, Relocation Clean-up and/or remediation of Hazardous Materials which derive from businesses and activities conducted by the relevant Relocating Company at or prior to the commencement of the relocation including such activities (i) which have resulted in soil or water contamination on the Real Property on which the relevant Relocated Asset is currently situated and/or any surrounding areas or (ii) as required in order to fully comply with any Environmental Law; (b) any actions that need to be taken as a result of the presence or release of any Hazardous Materials which derive from businesses and activities conducted by the relevant Group Company at or prior to the commencement of the relocation to prevent, minimize, Relocation Clean up or remediate such presence or release so that soil and/or water contamination is stopped and does not migrate or otherwise cause or threaten to cause danger to health, safety, welfare or the environment; (c) as a result of any violation of, or non-compliance with, any Environmental Laws applicable to the businesses and activities conducted by the Relocating Company at or prior to the Closing Date; or (d) related to resolution, settlement of or satisfaction of any award regarding any claims that are initiated in good faith regarding the above events or circumstances, in each case incurred in accordance with the Agreed Relocation Plan.

“Relocation Completion Notice” means a written notice to be provided by the Purchaser to the Seller informing them of the completion of the relocation of a certain Relocated Asset which shall be delivered no later than 10 days after the later to occur of the Determining Date or the date on which construction of the new buildings and facilities covered by the Building Costs is completed such that the buildings and facilities are fully ready for operations. The Relocation Completion Notice shall include the Purchaser’s good faith calculation of the Net Relocation Costs incurred by the relevant Relocating Company with respect to the relevant Relocated Asset. The Relocation Completion Notice shall include a calculation of the quarterly Net Relocation Costs incurred by the Relocating Company from the date of the commencement of the relocation and until the date the Relocation Completion Notice is provided by the Purchaser to the Seller.

“Relocation Costs” means the following costs (but not including overhead costs), payments, liabilities or obligations, directly incurred by the Relocating Company in connection with or resulting from the relocation of a Relocated Asset in accordance with the Agreed Relocation Plan or otherwise consented by the Seller Parent and the Seller in writing:

(i)	the costs and expenses associated with the purchase of alternative land, with the same area and substantially similar access to utilities for industrial purposes such as energy sources, electricity and water and accessibility to supply chains as the land on which the Relocated Asset is currently situated, unless a larger area is needed to comply with regulations with respect to building and operating of facilities of the same capacity, character and scale as the existing facility, in which case the Seller shall reimburse the Purchaser for such larger area, whether incurred prior to the tenth anniversary of the Closing Date or thereafter;

(ii)	the costs and expenses associated with the construction of buildings and facilities with the same characters and the same area or scale as the buildings and facilities currently used by the Relocated Asset, which costs shall include, for the avoidance of doubt, such fixed machinery and operational systems required for the operation of the facility (the “Building Costs”) multiplied by a percentage equal to:

(A)	if the relevant facility currently used by the Relocated Asset ceases commercial operation as a result of the relocation (the date of such cessation of operation being the “Determining Date”) prior to the third anniversary of the Closing Date, 100%;

(B)	if the Determining Date shall have occurred on or after the third anniversary of the Closing Date but prior to the fourth anniversary of the Closing Date, 82.5%.

(C)	if the Determining Date shall have occurred on or after the fourth anniversary of the Closing Date but prior to the fifth anniversary of the Closing Date, 65%.

(D)	if the Determining Date shall have occurred on or after the fifth anniversary of the Closing Date but prior to the sixth anniversary of the Closing Date, 47.5%.

(E)	if the Determining Date shall have occurred on or after the sixth anniversary of the Closing Date but prior to the tenth anniversary of the Closing Date, 30%.

(F)	if the Determining Date occurred on or after the tenth anniversary of the Closing Date, 0%;

It being agreed that if the Determining Date shall have occurred prior to the tenth anniversary of the Closing Date, the Seller Parent and the Seller shall reimburse the Purchaser for the relevant portion of the Building Costs, regardless if such costs were incurred prior to the tenth anniversary of the Closing Date or thereafter.

and

(iii)	Taxes and other charges directly associated with the relocation, costs and expenses incurred during the disposal of real property and equipment or similar assets, whether incurred prior to the tenth anniversary of the Closing Date or thereafter, which have not been deducted from the calculation of the Relocation Revenue, in each case, to the fullest extent required in order to maintain the business being transferred in its current form.

Relocation Costs shall not include any incremental costs associated directly with the expansion of manufacturing capacity of a Relocated Asset or with respect to material changes or additions of active ingredient features (the “Additional Costs”). In such case, the Relocation Costs shall be calculated as the hypothetical relocation costs that would have been required to relocate the relevant Relocated Asset with no change in the scope of capacity or change in an Active Ingredient of such Relocated Asset (the “Base Costs”).

If the Parties cannot reach agreement as to the calculation of the Relocation Revenue, the Base Costs or the Additional Costs or the allocation between the Base Costs and the Additional Costs, either the Seller or the Purchaser can request a determination of the disputed calculation or allocation by an independent internationally recognized engineering or auditing firm acting to be jointly selected by the Parties as an expert.

“Relocation Revenue” means (i) the net proceeds (after payment of all Taxes and associated expenses) received by the Relocating Company from (A) the sale, transfer or disposal of any Real Property owned by the Relocating Company on which the relevant Relocated Asset is currently situated which was sold, transferred or disposed as part of the relocation process, and (B) the sale, transfer or disposal of any facility and equipment used by the Relocated Asset prior to the relocation, in each case sold in accordance with the Agreed Relocation plan to the extent such equipment is not required for the construction and operation of the new facility after relocation; and (ii) compensation and subsidies received from the government solely as a result of the relocation, Tax refunds and tax benefits enjoyed by the Relocating Company as a direct result of the relocation and linked exclusively to the relocation and any other revenue received by the Relocating

Company from a Governmental Authority or a third party directly as a result of the relocation. For the avoidance of doubt, Relocation Revenue shall not include any subsidies, tax refunds, tax benefits or compensation linked to product advantages, technology upgrades, capacity expansion or similar reasons and not directly related to the relocation.

“Relocation Revenue Allocation Waterfall” means, a waterfall of allocation, which shall be made in the following order:

(iv)	First, allocation to the Seller an amount equal to the total payment made by the Seller to the Purchaser (and/or, if mutually agreed by the Purchaser and the Seller and subject to applicable Law, the relevant Relocating Company) in accordance with the Relocation Completion Notice, plus interest at the rate of 6% per annum (calculated on a day-to-day and 360-day a year basis), from the first day immediately after the date on which the Seller made all required payments to the Purchaser (and/or, if mutually agreed by the Purchaser and the Seller and subject to applicable Law, the relevant Relocating Company) in accordance with the Relocation Completion Notice and until the day immediately prior to the date on which the payment provided in this sub-section (i) is made;

(v)	Second, to the extent any amount remains after the allocation provided in sub-section (i) above, allocation to the Purchaser (and/or, if mutually agreed by the Purchaser and the Seller and subject to applicable Law, the relevant Relocating Company), an amount equal to the total amount of Relocation Costs and Building Costs which were previously incurred by the relevant Relocating Company and which were not previously reimbursed by the Seller Parent or the Seller to the Purchaser (and/or, if mutually agreed by the Purchaser and the Seller and subject to applicable Law, the relevant Relocating Company) under this Section 5.14 (and with respect to Sanonda Ltd. and its Subsidiaries, such Building Costs multiplied by the outstanding shareholding percentage of Sanonda Holding in Sanonda Ltd. as of the Closing Date, or as of the date of commencement of the relocation, whichever is lower) (for the avoidance of doubt, not including any Additional Costs); and

(vi)	Third, and to the extent any amount remains after the payment provided in sub-sections (i) and (ii) above, payment to the Seller of the entire remaining amount.

“Relocating Company” means the Group Company that is the owner of the relevant Relocated Asset.

(b)	Reimbursement for Net Relocation Costs.

If the Relocating Company commences relocation of any Relocated Asset prior to the tenth anniversary of the Closing Date pursuant to a written notice or order issued by any Governmental Authority requesting such Group Company to commence relocation of such Relocated Asset (the “Relocation Order”) and the Agreed Relocation Plan, unless such Relocation Order results directly from property damages or personal injuries caused primarily by material unlawful activities of the Relocating Company which unlawful activity commenced after the Closing or the Purchaser elects to conduct the relocation of certain Relocated Asset without applying this Section 5.14 (such election shall be made by the Purchaser providing a written notice to the Seller or the Seller Parent that it intends to relocate any of the Relocated Assets without applying the provisions of this Section 5.14), the following shall apply (provided that the relocation shall be carried out in accordance with an Agreed Relocation Plan but without derogating from the provisions of sub section (d) below):

(i)	Within the later to occur of: (a) 30 days after the date on which the Purchaser shall provide the Seller with the Relocation Completion Notice; or (b) 14 days after receipt of a Binding Opinion from the Agreed Independent Appraiser (if applicable), the Seller shall pay the Purchaser (and/or, if mutually agreed by the Purchaser and the Seller and subject to applicable Law, the relevant Relocating Company) the Net Relocation Costs incurred by the Relocating Company in connection with the relocation, plus with respect to each quarterly Net Relocation Costs included in the Relocation Completion Notice, interest at the rate of 6% per annum (calculated on a day-to-day and 360-day a year basis), accrued from the last day of the calendar quarter on which such quarterly Net Relocation Costs are incurred and until the date on which the Seller makes the payment required under this sub-section (i).

(ii)	Within the later to occur of: (a) 30 days after the date on which the Purchaser shall provide the Seller and the Seller Parent with the Disposal Notice; or (b) 14 days after receipt of a Binding Opinion from the Agreed Independent Appraiser (if applicable), the Purchaser shall pay the Seller an amount equal to the amount of the relevant Relocation Revenue that shall be allocated to the Seller in accordance with the Relocation Revenue Allocation Waterfall.

(iii)	Within 30 days from the date on which the Relocation Completion Notice and/or the Disposal Notice is received by the Seller, the Seller shall have the right to require in writing that the relevant Relocating Company shall appoint one of the “Big Four” accounting firms, the identity of which shall be reasonably agreed by the Parties, to examine and review the calculations included in such notice (the “Agreed Independent Appraiser”). The Agreed Independent Appraiser shall be provided with materials reasonably required in the opinion of the Agreed Independent Appraiser in order to provide its opinion and will be required to provide its opinion (the “Binding Opinion”), which shall be final, non-appealable and binding upon the Parties, within 30 day from the date in which such materials are provided to it.

(c) As soon as any Group Company receives a Relocation Order from any Governmental Authority, the Purchaser shall notify the Seller and provide the Seller a copy of such Relocation Order. If permitted by applicable Laws, the Seller and the Seller Parent shall be entitled to challenge the validity of such Relocation Order (provided, however, that the Relocating Company and the Purchaser Parent shall be allowed to participate in any meeting or proceedings in connection with such challenge) or if a challenging process has been initiated by the Relocating Group Company, assume and control such challenging process (provided, however, that the Relocating Company and the Purchaser Parent shall be allowed to participate in any meeting or proceedings in connection with such challenge and provided further that in no event shall the Seller or the Seller Parent be entitled to compromise or settle with such Governmental Authority without the prior approval of the Purchaser Parent which approval may not be unreasonably and untimely withheld or delayed), in each case, at their expense if they give notice of their intention to do so to the Purchaser within 15 days of the receipt of such Relocation Order.

The Seller and the Seller Parent shall further be entitled to direct the negotiation process with the local government in connection with the proposed relocation (provided however that the Relocating Company shall be allowed to participate in any meeting or proceedings in connection with such negotiations) at their expense if they give notice of their intention to do so to the Purchaser within 15 days of the receipt of such Relocation Order if permitted by applicable Laws.

Each Party shall cooperate with the other Parties in such challenging or negotiation process and make available to the other Parties all materials and information in such Party’s possession or under such Party’s control relating thereto as is reasonably required by the other Parties. If the Seller and the Seller Parent elect to initiate or direct such challenging or negotiation process, the Relocating Company shall not commence relocation or incur or permit to be incurred any Relocation Cost in connection with the proposed relocation until a final judgment is granted, a settlement is reached with the local government or the Seller and the Seller Parent otherwise agree unless otherwise required by Law.

(d) Notwithstanding anything to the contrary in this Section 5.14, the Parties’ intent is that the relocation of the Relocated Assets, and any challenge or negotiations initiated or conducted with respect thereto shall be made with a view of not to disrupting or causing any damages to the ongoing business and business continuity or interest of any of the Group Companies.

(e) Notwithstanding anything to the contrary in this Section 5.14, the Seller Parent and the Seller shall provide the Relocating Company with all reasonable assistance required by the Purchaser, the Purchaser Parent or the Relocating Company during the Relocating Company’s negotiation with the respective local government in connection with the proposed relocation, including with respect to: (i) any assistance that may be required in order to receive any regulatory approval required for the relocation; (ii) the amount of compensation and subsidies to be provided by the government for the relocation; (iii) tax refunds and tax benefits to be granted by the government as a result of the relocation; (iv) reservation and acquisition of appropriate land to be used for the Relocated Asset after relocation; (v) requirement for relocation cleanup and settlement of Relocation Clean-up Costs; (vi) application for compliance certificates (tax, environment, real estate) required for the relocation; (vii) assistance in getting the local government’s support to upgrade the technology used at the existing sites and fully utilize the Group Company’s economic potential, and (viii) other support that the local government may typically provide as a result of similar relocation.

(f) For the avoidance of doubt, any undertaking or obligation of the Seller under this Section 5.14 shall be deemed as if given by the Seller and Seller Parent jointly and severally.

(g) The Parties further agree that in the case of relocation of the Relocat Assets currently situated on the land of Anpon located at No. 6 Chengxi Road, Huai’an City, Jiangsu Province, (i) the Relocation Clean-Up Costs for purposes of this Section 5.14 shall include the clean-up costs incurred during such relocation with respect to the portion of such land on which the phosgene and related facilities were situated prior to such facilities were relocated to Maidao and (ii) the Relocation Revenue for purposes of this Section 5.14 shall include the net proceeds (after payment of all Taxes and associated expenses) received by Anpon from the sale, transfer or disposal of the portion of such land as described in the preceding sentence (i).

Section 5.15 Purchaser Parent’s Guarantee. The Purchaser Parent hereby irrevocably and unconditionally guarantees to the Seller and the Seller Parent the due and punctual performance and payment in full of all obligations of the Purchaser under this Agreement, as and when due and payable or required to be performed by the Purchaser, in accordance with the terms and conditions hereof. If the Purchaser shall default in the due and punctual performance of any of such obligations, including the full and timely payment of any amount due and payable pursuant to any such obligation, the Purchaser Parent will forthwith perform or cause to be performed such obligation and will forthwith make full payment of any amount due with respect thereto at its sole cost and expense.

Section 5.16 Seller Parent Guarantee.

(a) The Parties acknowledge that the Seller Parent and certain Affiliates of the Seller Parent (other than the Group Companies) currently provide Seller Parent Guarantee for certain outstanding loans of the Group Companies, the details of which are set forth in Section 5.16(a) of the Disclosure Schedule. The Parties agree that Section 5.16(a) of the Disclosure Schedule shall be updated on a monthly basis to reflect new or renewed Seller Parent Guarantee provided pursuant to Section 5.16(b) and Section 5.16(c).

(b) The Seller Parent hereby covenants to maintain or cause to be maintained on existing terms each Seller Parent Guarantee set forth in Section 5.16(b) of the Disclosure Schedule (the “Two-Year Guarantee”) until the expiration thereof or the second anniversary of the Closing Date, whichever is earlier, unless such guarantee has been otherwise replaced with alternative security arrangements or the guaranteed loan has been refinanced by the Purchaser or the Purchaser Parent pursuant to Section 5.16(d); provided that the Seller Parent or the relevant

Affiliate of the Seller Parent shall be entitled to charge and receive a guarantee fee for each such Seller Parent Guarantee on the same basis as such Seller Parent Guarantee is being provided as of the date hereof or pursuant to the relevant guarantee agreement.

(c) The Seller Parent further covenants that from the date hereof until the fifth anniversary of the Closing Date, the Seller Parent will continue to maintain existing guarantee, renew existing guarantee or provide new guarantee for loans of the Group Companies other than Sanonda Holding and its Subsidiaries for a total principal amount outstanding at any time not exceeding RMB 1.57 billion, without any additional charge payable by the relevant Group Company; provided that the Seller Parent shall be entitled to charge and receive a guarantee fee for each such guarantee from the date hereof until the Closing Date on the same basis as such Seller Parent Guarantee is being provided as of the date hereof or pursuant to the guarantee agreement entered into between the Seller Parent and the relevant Group Company; provided further that no guarantee provided by the Seller Parent shall remain effective following the fifth anniversary of the Closing Date.

(d) Following execution of this Agreement, the Purchaser and the relevant Group Companies shall, with the Seller Parent’s assistance, meet and discuss with each lender with respect to the substitution of each Two-Year Guarantee with alternative security arrangements upon Closing, such as guarantee provided by the Purchaser or the Purchaser Parent, guarantee provided by another Group Company, mortgage or pledge over the relevant Group Company’s properties, the combination of the forgoing or any other security arrangements acceptable to the Purchaser, the relevant Group Company and such lender. To the extent an agreement cannot be reached with the lender with respect to substitution of any Two-Year Guarantee prior to Closing, as soon as possible after the Closing, the Purchaser and the Purchaser Parent shall use their best efforts to arrange refinancing for the loans secured by such Seller Parent Guarantee.

Section 5.17 Repayment of Intergroup Loans. A list of all of the loans and other debt facilities provided by any of the Seller Parent or any of its controlled affiliated to any of the Group Companies or by any of the Group Companies (the “Affiliated Loans”) as of December 31, 2013 and as of the date hereof, including the principal amounts of each such Affiliated Loan and interest accrued thereto, is attached hereto as Schedule 5.17. The Seller Parent and the Seller shall cause all of the Affiliated Loans including any and all interest accrued thereon to be repaid in full on or prior to the Closing Date or such a later date agreed by the Purchaser and the Seller in writing, except that with respect to the Sanonda Holding Loan (RMB 35 million of which was repaid immediately prior to the date hereof, such that as of the date hereof the outstanding principal amount of this loan is RMB 94.53 million), the Purchaser shall cause the Sanonda Holding Loan to be repaid in full within three years after the Closing Date, provided that the Seller Parent shall be entitled to receive the interest accrued thereon pursuant to the Sanonda Holding Loan Agreement.

Section 5.18 Design Institute. The Seller and the Seller Parent shall cause the design institute currently held by Sanonda Holding (the “Design Institute”) to be transferred to the Seller Parent or its controlled Affiliate on or prior to Closing. Immediately after Closing, the Design Institute shall enter into an agreement with Sanonda Holding and/or Sanonda Ltd. undertaking to continue to provide all of the design services as may be required by Sanonda Ltd.

for its operation, as currently conducted, without any further payments or expenses by Sanonda Ltd. for such services, until such services are no longer required by Sanonda Ltd. The Seller Parent shall procure that the Design Institute maintains its existence and necessary licenses, permits and qualifications so as to be able to provide such services during the term of such agreement (it being understood that the costs and expenses relating to the maintenance of the Design Institute and such licenses, permits and qualifications shall be borne by Sanonda Ltd., not the Seller or the Seller Parent, to the extent that such costs and expenses have been borne by Sanonda Ltd. or its Subsidiaries prior to the Closing Date). For the avoidance of doubt, all other costs and expenses shall be borne by the Design Institute directly.

Section 5.19 Printing Business. The Seller and the Seller Parent shall cause the existing printing business currently held by Sanonda Holding (the “Printing Business”) to be transferred to the Seller Parent or its controlled Affiliate on or prior to Closing. Immediately after the Closing, Sanonda Ltd. shall enter into an agreement with the Seller Parent or such controlled Affiliate of the Seller Parent, in the framework of which, the Seller Parent or or such controlled Affiliate shall undertake to continue to provide all of the services currently provided by the Printing Business as may be required by Sanonda Ltd. for its operation, as currently conducted, without any further payments or expenses by Sanonda Ltd. for such services, until such services are no longer required by Sanonda Ltd. The Seller Parent shall procure that the Printing Business maintains its existence and necessary licenses, permits and qualifications so as to be able to provide such services during the term of such agreement (it being understood that the costs and expenses relating to the maintenance of the Printing Business and such licenses, permits and qualifications shall be borne by Sanonda Ltd., not the Seller or the Seller Parent, to the extent that such costs and expenses have been borne by Sanonda Ltd. or its Subsidiaries prior to the Closing Date). For the avoidance of doubt, all other costs and expenses shall be borne by the Seller Parent or its relevant controlled Affiliate directly.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.01 Conditions to Obligations of the Seller. The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver by all Parties (except for the conditions set forth in Section 6.01(a) and Section 6.01(e), which may be waived by the Seller in writing at its sole discretion), at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Purchaser contained in this Agreement (A) that are not qualified as to “materiality” shall be true and correct in all material respects as of the Closing and (B) that are qualified as to “materiality” shall be true and correct as of the Closing, except to the extent such representations and warranties are made as of another date, in which case such representations and warranties shall be true and correct in all material respects or true and correct, as the case may be, as of such other date, and (ii) the covenants and agreements contained in this Agreement to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects;

(b) Governmental Approvals. All consents, approvals and authorizations of and filings and notifications to the Governmental Authorities set forth in Schedule 6.01(b) and all of the Restructuring Approvals set forth in Section 3.06(b) of the Disclosure Schedule shall have been duly obtained or made and remain in full force and effect;

(c) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions;

(d) Third Party Consents. The Purchaser and the Seller shall have received the third party consents set forth in Schedule 6.01(d); and

(e) Deliverables. The Seller shall have received from the Purchaser the items to be delivered pursuant to Section 2.05.

Section 6.02 Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver by all Parties (except for the conditions set forth in Section 6.02(a), 6.02(e), 6.02(f), 6.02(g) and 6.02(h), which may be waived by the Purchaser in writing at its sole discretion), at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Seller contained in this Agreement (A) that are not qualified as to “materiality” or “Material Adverse Effect” shall be true and correct in all material respects as of the Closing and (B) that are qualified as to “materiality” or “Material Adverse Effect” shall be true and correct as of the Closing, other than such representations and warranties that are made as of another date, in which case such representations and warranties shall be true and correct in all material respects or true and correct, as the case may be, as of such other date, and (ii) the covenants and agreements contained in this Agreement to be complied with by the Seller at or before the Closing shall have been complied with in all material respects;

(b) Governmental Approvals. All consents, approvals and authorizations of and filings and notifications to the Governmental Authorities set forth in Schedule 6.01(b) and all of the Restructuring Approvals set forth in Section 3.06(b) of the Disclosure Schedule shall have been duly obtained or made and remain in full force and effect;

(c) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions;

(d) Third Party Consents. The Purchaser and the Seller shall have received the third party consents and estoppel certificates set forth in Schedule 6.01(d);

(e) Deliverables. The Purchaser shall have received from the Seller the items to be delivered pursuant to Section 2.04;

(f) HuaiAn City Agreement. A final agreement shall have been executed with the government of HuaiAn City regarding a down-sized investment plan and its gradual implementation to be performed by Anpon and such agreement shall replace the Restructuring Agreement dated December 26, 2005 (the “2005 Agreement”), or a waiver executed by the government of Huai’an City confirming its waiver of any compensation right under the 2005 Agreement or any other legal or contractual right;

(g) Absence of Certain changes. Sanonda Ltd. shall have complied with Section 5.01(a) (to the extent applicable to Sanond Ltd.), and shall not have taken any of the actions prohibited under Section 5.01(b); unless such non-compliance or such actions did not result or would not be reasonably expected to result, individually or in the aggregate, in a Material Adverse Effect over Sanonda Ltd.;

(h) Purchaser Funding. To the extent the Purchaser Parent Offering shall not be consummated prior to March 31, 2015, the obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to: (i) the independent audit committee and the board of directors of the Purchaser Parent having approved that the consummation of the transactions contemplated under this Agreement shall not reasonably likely impair the Purchaser Parent’s ability to meet its existing and anticipated obligations in the ordinary course of business and its anticipated cash flow requirements, taking into account the interests of bondholders, lenders and maximizing value for the Purchaser Parent’s shareholders; and (ii) Koor having approved in writing that the financing of the transactions contemplated under this Agreement shall not be reasonably expected to negatively affect the value of the Purchaser Parent or its financial condition; provided that Koor shall exercise its approval right in a reasonably commercial manner and in good faith and Koor’s approval shall not be withheld for reasons related solely to the Injected Assets (assuming that the value of such assets at the time the transactions are proposed to be closed is not materially different from their current value) (it being acknowledged and clarified that the consummation of the future acquisition described in Section 5.11 of this Agreement, if any, shall be subject to Koor’s approval according to Section 6.02(a) of the Shareholders’ Agreement); and

(i) No Material Adverse Effect. From the date hereof until the Closing Date, no Material Adverse Effect shall have occurred and be continuing.

ARTICLE VII

INDEMNIFICATION

Section 7.01 Survival of Representations and Warranties. The representations and warranties of the Parties contained in this Agreement shall survive the Closing for 18 months after the Closing; provided, however, that (i) the representations and warranties contained in Section 3.01 (Organization, Authority and Qualification of the Seller), Section 3.04 (Capitalization, Ownership of Transferred Interests) and Section 4.01 (Organization and Authority of the Purchaser) shall survive the Closing indefinitely; (ii) the representations and warranties contained in Section 3.13 (Environmental Matters) shall survive the Closing for a period of five years; (iii) the representations and warranties contained in Section 3.16 (Employee Benefit Matters; Labor Matters) and Section 3.17 (Taxes) shall survive until the expiration of the thirty (30) day period following the expiration of the applicable statute of limitations; (iv) the representations and warranties contained in this Agreement shall survive indefinitely, to the extent such representations and warranties apply or relate to Sanonda Holding or any of its Controlled Affiliates (except for Sanonda Ltd. or any of its Controlled Affiliates) (the “Sanonda Holding Relevant Entities”); and (v) the representations and warranties contained in this Agreement shall survive indefinitely, to the extent such representations and warranties apply or relate to the Disposed Entities or the Excluded Assets and Liabilities. Nothing in this Section 7.01 shall prevent the Purchaser from pursuing, at any time after the Closing Date, a claim for breach of the representations and warranties of the Seller and the Seller Parent based on or arising out of fraud or intentional misconduct by the Seller or the Seller Parent. If any claim has been made with reasonable specificity by the Party seeking to be indemnified within the time periods set forth in this Section 7.01, the relevant representations and warranties shall survive until such claim is finally and fully resolved.

Section 7.02 Indemnification by the Seller. The Purchaser and its Affiliates, officers, directors, employees, agents, successors and assigns (each a “Purchaser Indemnified Party”) shall be indemnified and held harmless by the Seller Parent and the Seller (jointly and severally) for and against all losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ and consultants’ fees and expenses) actually suffered or incurred by them (hereinafter a “Loss”), arising out of or resulting from:

(i) the breach of any representation or warranty made by the Seller contained in this Agreement;

(ii) the breach of any covenant or agreement by the Seller contained in this Agreement;

(iii) the full amount of any Leakage incurred or agreed to be incurred in the period from December 31, 2013 up to and including the Closing Date. The Seller shall deliver to the Purchaser a leakage schedule, signed by a director of the Seller, no later than two (2) Business Days prior to the Closing Date and which will set forth any and all Leakages incurred between 31 December 2013 and the date hereof and the date which is three (3) Business Days prior to the Closing Date (provided always that the omission of any Leakage from such schedule shall not preclude any claim under this Section);

(iv) any and all Losses and Liabilities incurred by the Group Companies in connection with or arising from the transfer of the Disposed Entities to the extent not reflected or reserved on the Financial Statements;

(v) any and all Losses and Liabilities incurred by the Group Companies in connection with or arising from the transfer of the Disposed Excluded Assets and Liabilities and the retention of the Retained Excluded Assets and Liabilities to the extent not reimbursed by the Seller under Section 5.12;

(vi) any and all Clean-Up Costs incurred by the Group Companies in connection with the Real Property of the Group Companies within six years after Closing (or, with respect to the Sanonda Holding Relevant Entities, at any time after the Closing) and except such Clean-Up Costs already reimbursed under Section 5.12 or Section 5.14 of this Agreement;

(vii) any of the Group Companies: (a) being prohibited to produce, market or sell any of the Material Products or being required to shut down; (b) being required to terminate the operations of any of its facilities or production lines whether temporarily or permanently; or (c) being required to take any actions as a condition for such Group Company to continue to produce, market or sell any of the Material Products or not to shut down or terminate the operations of any of its facilities or production lines, provided that such actions have been agreed in advance between the Purchaser Parent and the Seller Parent; in each case, within five years after the Closing Date in accordance with any Governmental Order, primarily as a result of such Group Company failing to obtain any Governmental Permit listed in Section 3.12(b) of the Disclosure Schedule as required by applicable Laws; provided that on the Closing Date such Group Company is not in possession of such Governmental Permit;

(viii) any of the Group Companies being required to: (a) abandon, relinquish, remove, demolish or deconstruct any lands or buildings listed in Sections 3.15(a) and 3.15(b) of the Disclosure Schedule; or (b) take any action as a condition for such Group Company not being required to abandon, relinquish, remove, demolish or deconstruct any such land or buildings, provided that such actions have been agreed in advance between the Purchaser Parent and the Seller Parent, which abandonment, relinquishment, removal, demolishment or destruction results in material interruption in such Group Company’s business operation, in each case, within five years after the Closing Date in accordance with any Governmental Order, primarily as a result of such Group Company failing to obtain any land use right or building ownership certificate as required by applicable Laws; provided that on the Closing Date such Group Company does not have such land use right or building ownership certificate; and

(ix) the Purchaser being required to sell any of the shares of Anpon or make any payment to any of the 44 former employee shareholders of Anpon pursuant to the terms of the 2005 Agreement.

Section 7.03 Indemnification by the Purchaser. The Seller and its Affiliates, officers, directors, employees, agents, successors and assigns (each a “Seller Indemnified Party”) shall be indemnified and held harmless by the Purchaser for and against any and all Losses, arising out of or resulting from: (i) the breach of any representation or warranty made by the Purchaser contained in this Agreement; (ii) the breach of any covenant or agreement by the Purchaser contained in this Agreement and (iii) the performance by the relevant guarantor of its guaranty obligations under any Two-Year Guarantee that survives the Closing or any guarantee that is provided by the Seller Parent to any of the Group Companies or renewed after the Closing pursuant to Section 5.15.

Section 7.04 Limits on Indemnification.

(a) No claim may be asserted nor may any Action be commenced against either party hereto for breach of any representation, warranty, covenant or agreement contained herein, unless written notice of such claim or action is received by such Party describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or Action on or prior to the date on which the representation, warranty, covenant or agreement on which such claim or Action is based ceases to survive as set forth in Section 7.01, irrespective of whether the subject matter of such claim or action shall have occurred before or after such date.

(b) Notwithstanding anything to the contrary contained in this Agreement:

(i) an Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 7.02 or Section 7.03, unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party equals or exceeds US$ 5,000,000, after which the Indemnifying Party shall be liable for all Losses starting from the first US$;

(ii) the total amount of indemnifiable Losses which may be recovered from an Indemnifying Party under Section 7.02 (other than items (ii) to (v) thereof) or Section 7.03(i), together with Losses related to relocation reimbursable under Section 5.14, shall not exceed the Indemnity Cap, provided, however, that such limitation shall not apply to any losses arising from a breach of the representations contained in Section 3.01 (Organization, Authority and Qualification of the Seller), Section 3.04 (Capitalization, Ownership of Transferred Interests) and Section 3.17 (Taxes), or any Losses as a result of a fraud on the part of the Seller or the Seller Parent and provided further that the Indemnity Cap shall not apply with respect to any Losses and Liabilities arising from or in connection with the Sanonda Holding Relevant Entities and, for the avoidance of doubt, for Losses and Liabilities arising from or in connection with the Disposed Entities or the Excluded Assets and Liabilities.

(iii) notwithstanding anything to the contrary contained herein, the Purchaser shall not be entitled to indemnification under this Article VII, to the extent it was reimbursed by the Seller or the Seller Parent with respect to the same indemnifiable event under any other provisions of this Agreement. In addition, the Purchaser shall not be entitled to indemnification under this Article VII if any claim for indemnification is based on Losses primarily resulting from written instructions of the Purchaser or the Purchaser Parent. The Parties agree that the consent or approval by the Purchaser of the matters enumerated in Section 5.01(b) shall not be deemed to constitute such written instructions, while the disapproval or objection of such matters by the Purchaser shall be deemed to constitute such written instructions as long as the Purchaser is informed with reasonable detail of the consequence of disapproval or objection in advance.

(iv) neither Party shall have any liability under any provision of this Agreement for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income (except, for the avoidance of doubt, in connection with losses of revenues or income arising out of or resulting from the circumstances set out in Sections 7.02(vii) and 7.02(viii)), or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement; and

(v) The limitations set forth in Section 7.04(b)(i) to Section 7.04(b)(iv) above shall not apply to: (a) any indemnity relating to or arising from fraud or willful misrepresentation by the Indemnifying Party or its respective officers, directors, employees and agents; (b) any claim for indemnification arising from or in connection with the Seller and the Seller Parent’s representations and undertakings with respect to the Restructuring; (c) any claim for indemnification arising from or in connection with breach of the Seller’s representations under Section 3.22; and (d) any claim for indemnification arising from or in connection with breach of the Seller’s covenants and undertakings under this Agreement; provided, however, that without derogating from the rights of the Purchaser under Section 4.06, the Seller or the Seller Parent shall not be deemed to have committed fraud or willful misrepresentation with respect to any matters that are made aware to the Purchaser or the Purchaser Parent during the due diligence process, even if such matters were not included in the Disclosure Schedule or elsewhere of this Agreement.

(c) For all purposes of this Article VII, Losses shall be net of (i) any insurance proceeds actually paid to the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification and (ii) any direct Tax benefit actually received by the Indemnified Party or its Affiliates arising in connection with the accrual, incurrence or payment of any such Losses. If after the payment of any indemnification amount, the Indemnified Party receives insurance proceeds or Tax benefits that would have been deducted from its Losses had such proceeds or benefits been received prior to the indemnification payment, the Indemnified Party shall pay to the Indemnifying Party an amount equal to the value of such proceeds or benefits received (less the Indemnified Party’s reasonable costs and expenses incurred in connection with obtaining or realizing such insurance proceeds or tax benefits) within 15 Business Days after such proceeds or benefits are actually received. For the avoidance of doubt, if Sanonda Ltd. or any of its Subsidiaries suffers or incurs any loss or damages which gives rise to an indemnification claim under Section 7.02, a Purchaser Indemnified Party shall be deemed to have suffered an indemnifiable Loss equal to the amount of such loss or damage actually suffered or incurred by Sanonda Ltd. or such Subsidiary of Sanonda Ltd. multiplied by the outstanding shareholding percentage of Sanonda Holding in Sanonda Ltd. as of the Closing Date.

Section 7.05 Notice of Loss; Third Party Claims. (a) An Indemnified Party shall give the Indemnifying Party notice of any matter which an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, within 60 days of such determination, stating (on a without prejudice basis) the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises, provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article VII except to the extent that such failure results in a detriment to the Indemnifying Party and shall not relieve the Indemnifying Party from any other Liability that it may have to any Indemnified Party other than under this Article VII.

(b) If an Indemnified Party shall receive notice of any Action, audit, claim, demand or assessment (each, a “Third Party Claim”) against it which may give rise to a claim for

Loss under this Article VII, within 30 days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article VII except to the extent that such failure results in a detriment to the Indemnifying Party and shall not relieve the Indemnifying Party from any other Liability that it may have to any Indemnified Party other than under this Article VII. The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within 15 days of the receipt of such notice from the Indemnified Party. If the Indemnifying Party elects to undertake any such defense against a Third Party Claim, the Indemnified Party may participate in such defense at its own expense. The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. If the Indemnifying Party elects to direct the defense of any such claim or proceeding, the Indemnified Party shall not pay, or permit to be paid, any part of such Third Party Claim unless the Indemnifying Party consents in writing to such payment or unless the Indemnifying Party withdraws from the defense of such Third Party Claim liability or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party is entered against the Indemnified Party for such Third Party Claim. If the Indemnified Party assumes the defense of any such claims or proceeding pursuant to this Section 7.05 and proposes to settle such claims or proceeding prior to a final judgment thereon or to forgo any appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Party prompt written notice thereof and the Indemnifying Party shall have the right to participate in the settlement negotiation or assume or reassume the defense of such claims or proceeding.

Section 7.06 Remedies. The Purchaser and the Seller acknowledge and agree that (i) following the Closing, the indemnification provisions of Section 7.02 and Section 7.03 shall be the sole and exclusive remedies of the Purchaser and the Seller for any breach by the other party of the representations and warranties in this Agreement and for any failure by the other party to perform and comply with any covenants and agreements in this Agreement, except that if any of the provisions of this Agreement are not performed in accordance with their terms or are otherwise breached, the Parties shall be entitled to specific performance of the terms thereof in addition to any other remedy at law or equity, and (ii) anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of the Purchaser or the Seller, after the consummation of the purchase and sale of the Transferred Interests contemplated by this Agreement, to rescind this Agreement or any of the transactions contemplated hereby. Each Party shall take all reasonable steps to mitigate its Losses upon and after becoming aware of any event which could reasonably be expected to give rise to any Losses.

ARTICLE VIII

TERMINATION

Section 8.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by either the Purchaser or the Seller in the event that any Governmental Order restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement shall have become final and nonappealable;

(b) by the Seller if the Purchaser shall have materially breached any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Article VI, which breach cannot be or has not been cured within 30 days after the giving of written notice by the Seller to the Purchaser specifying such breach;

(c) by the Purchaser if the Seller shall have materially breached any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Article VI, which breach cannot be or has not been cured within 30 days after the giving of written notice by the Purchaser to the Seller specifying such breach; or

(d) by the mutual written consent of the Seller and the Purchaser.

Section 8.02 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.01, this Agreement shall forthwith become void and there shall be no liability on the part of either party hereto except (a) as set forth in Section 5.03 and Article IX and (b) that nothing herein shall relieve either party from liability for any breach of this Agreement occurring prior to such termination.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01 Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be borne by the Party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 9.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.02):

(a)	if to the Seller Parent and the Seller:

62 Beisihuan Xilu

Haidian District

Beijing 100080, the PRC

Attention: Mr. AN Liru

Facsimile: 86 (10) 8267 7386

with a copy to:

Simpson Thacher & Bartlett LLP

3919 China World Tower

1 Jianguomenwai Street, Chaoyang District

Beijing 10004, the PRC

Attention: Shaolin Luo

Facsimile: +86 (10) 5965 2988

(b)	if to the Purchaser Parent and the Purchaser:

Spital Strasse 5, 8200 Schaffhausen,

Switzerland

Attention: Michal Arlosoroff & Kay Reed

Facsimile: +41 52 634 0819

with a copy to:

Herzog Fox & Neeman Law Office

4 Weizmann Street

Tel-Aviv 6423904, Israel

Attention: Nir Dash

Facsimile: +972 3 6966464

Section 9.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either party hereto (it being clarified that in no event shall the Purchaser be required to consummate the transactions contemplated by this Agreement to the extent that the transaction cannot be completed with respect to one of the Transferred Subsidiaries ). Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

Section 9.04 Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the Seller and the Purchaser with respect to the subject matter hereof.

Section 9.05 Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Seller and the Purchaser (which consent may not be unreasonably withheld), as the case may be. Notwithstanding the forgoing, the Purchaser shall have the right to assign this Agreement in whole or in part to any Affiliate at its own expense; provided that such affiliate is a fully owned direct or indirect subsidiary of the Purchaser Parent; provided further that the Purchaser Parent’s guarantee set forth in Section 5.15 shall continue to be effective with respect to all obligations of such assignee hereunder.

Section 9.06 Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Seller and the Purchaser or (b) by a waiver in accordance with Section 9.07.

Section 9.07 Waiver. Either party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

Section 9.08 No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied (including the provisions of Article VII relating to indemnified parties), is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement except that Koor shall be deemed as a third party beneficiary for the purpose of Section 6.02(h) of this Agreement.

Section 9.09 Governing Law and Dispute Resolution.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

(b) All disputes among the Parties arising out of or relating to this Agreement shall be resolved by friendly discussion between the executives of the Seller Parent and the executives of the Purchaser Parent. If the executives of the Seller Parent and the executives of the Purchaser Parent fail to resolve any such dispute within thirty (30) days after the commencement of friendly negotiation relating to such dispute (which negotiation shall be deemed to commence on the date a written notice to that effect is delivered by the Seller Parent to the Purchaser Parent or visa-versa), such dispute shall be submitted to the Hong Kong International Arbitration Centre (the “Centre”) under the Hong Kong International Arbitration Centre Administered Arbitration rules in force when the Notice of Arbitration is submitted (the “Notice of Arbitration”) (it being agreed that with respect to any Notice of Arbitration submitted by any Party with respect to a dispute as to whether an indemnification or reimbursement obligation has arisen under this Agreement, the receipt of which is limited to a time frame set out in the Agreement, than, for the purpose of determining amount of time that has elapsed from Closing, the time that has elapsed from the date on which the Notice of Arbitration was submitted and until the proceedings initiated in accordance with such Notice of Arbitration were completed, shall not be counted). The seat of arbitration shall be Hong Kong. The number of arbitrators shall be three. The arbitration proceedings shall be conducted in English and Chinese. The arbitral award shall be final and binding upon the Parties.

(c) The Notice of Arbitration shall instruct the Centre to appoint the arbitrators within seven (7) days of receipt of the Notice of Arbitration and shall request that the Centre instructs the arbitrators to resolve any such disputes in accordance with the terms of this Agreement and the provisions below. Within fourteen (14) days of receipt of the Notice of Arbitration, the other party shall deliver to the arbitrators a written statement specifying any objections to the Notice of Arbitration in reasonable detail (an “Objections Statement”). If the other party does not deliver an Objections Statement within such fourteen (14)-day period, then the arbitral award shall be granted in favor of the party submitting the Notice of Arbitration. If the other party delivers an Objections Statement within such fourteen (14)-day period, the arbitrators shall proceed to render the arbitral award within thirty (30) days after receipt of the Objections Statement. If the arbitrators request a hearing of the parties during the arbitration, the hearings shall be scheduled within fourteen (14) days of the delivery of the Objections Statement; provided that the final arbitral award shall still be rendered within thirty (30) days after receipt of the Objections Statement.

Section 9.10 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CHINA NATIONAL AGROCHEMICAL CORPORATION

By:	/s/ An Liru
	Name:	Mr. An Liru
	Title:	Acting CEO

CNAC INTERNATIONAL COMPANY LIMITED

By:	/s/ An Liru
	Name:	Mr. An Liru
	Title:	Director

ADAMA AGRICULTURAL SOLUTIONS LTD.

By:	/s/ Michal Arlosoroff /s/ Aviram Lahav
	Name:	Mrs. Michal Arlosoroff and Mr. Aviram Lahav
	Title:	GLC; CFO

ADAMA CELSIUS BV

By:	/s/ Michal Arlosoroff /s/ Aviram Lahav
	Name:	Mrs. Michal Arlosoroff and Mr. Aviram Lahav
	Title:	GLC; CFO